QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-108275

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 4, 2003)

6,000,000 Shares

Common Stock

This is an offering of common stock of Tuesday Morning Corporation. Of the 6,000,000 shares offered hereby, 100,000 shares are being sold by us and 5,900,000 shares are being sold by the selling stockholders named in this prospectus supplement. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol "TUES". On October 20, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $31.81 per share.

Investing in the shares involves risks. See "Risk Factors" beginning on page S-6.

	Per Share	Total
Public Offering Price	$31.75	$190,500,000
Underwriting Discounts and Commissions	$1.59	$9,540,000
Proceeds to Tuesday Morning	$30.16	$3,016,000
Proceeds to Selling Stockholders	$30.16	$177,944,000

One of the selling stockholders has granted the underwriters a 30-day option to purchase up to 900,000 additional shares to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about October 24, 2003.

Joint Book-Running Managers

Lehman Brothers	Credit Suisse First Boston

Bear, Stearns & Co. Inc.	U.S. Bancorp Piper Jaffray	Wachovia Securities

SG Cowen	First Albany Corporation

October 20, 2003

Tuesday Morning Locations

At September 30, 2003
556 Stores - - 42 States

WA (4)
MT
ND
OR (5)
ID (2)
WY
SD (1)
MN (10)
WI (4)
MI (9)
NH
VT
ME (1)
MA (5)
RI (1)
NY (9)
CT (4)
PA (12)
NJ (8)
NV (6)
UT (6)
CO (18)
NE (3)
IA (4)
IL (22)
IN (11)
OH (20)
CA (71)
KS (8)
MO (13)
KY (7)
WV
VA (22)
DE (2)
MD (13)
AZ (12)
NM (4)
OK (8)
AR (7)
TN (15)
NC (17)
SC (13)
MS (6)
AL (12)
GA (27)
TX (76)
LA (16)
FL (42)

TUESDAY MORNING

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

        You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. This prospectus supplement is part of, and should be read in conjunction with, the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. If information in the accompanying prospectus, or the information incorporated by reference in the accompanying prospectus, is inconsistent with this prospectus supplement, the information in this prospectus supplement will apply and will supersede that information in the accompanying prospectus or the information incorporated by reference in the accompanying prospectus prior to the date of this prospectus supplement.

        The terms "Tuesday Morning," "we," "us," and "our" as used in this prospectus supplement and the accompanying prospectus refer to Tuesday Morning Corporation and its subsidiaries. Tuesday Morning® is a registered service mark of Tuesday Morning Corporation. All trademarks, tradenames and service names referred to in this prospectus supplement are property of their respective owners.

i

SUMMARY

        This summary is not complete and does not contain all of the information that you should consider before buying shares in this offering. You should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the section entitled "Risk Factors" beginning on page S-6 and the more detailed information and financial statements and related notes appearing elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference therein before making an investment decision.

Our Company

Overview

        We are a leading closeout retailer of upscale home furnishings, gifts and related items in the United States. We opened our first store in 1974 and operated 556 stores in 42 states as of September 30, 2003. Our stores operate during periodic "sales events," each of which lasts from three to five weeks. We are generally closed for the months of January and July, which are traditionally weak months for retailers, and during the intervals between sales events to stock merchandise for the next sales event. We purchase first quality, brand name merchandise at closeout and sell it at prices 50% to 80% below those generally charged by department stores and specialty and catalog retailers. We do not sell seconds, irregulars or factory rejects.

        We believe that our well-recognized, first quality brand name merchandise and value-based pricing have enabled us to establish and maintain strong customer loyalty. Our customers, who are predominantly women from middle- and upper-income households, are brand savvy, value-conscious customers seeking quality products at discount pricing. While we offer our customers consistent merchandise categories, each sales event features limited quantities of new and appealing products within these categories, creating a "treasure hunt" atmosphere in our stores. Our closeout merchandise has included brand name items such as Marquis crystal, Steinbach and Hummel collectibles, Royal Doulton and Wedgwood china and giftware, Martex bath towels, Samsonite luggage, Madame Alexander dolls, Calphalon cookware, Krups, KitchenAid and Cuisinart appliances and Wallace flatware.

        We believe that our customers are attracted to our stores by our advertising and direct mail program that emphasizes the limited quantities of first quality, brand name merchandise which we offer at attractive prices, rather than location. This has allowed us to open our stores in secondary locations of major suburban markets such as strip malls and warehouse zones, near our middle- and upper- income customers. We are able to obtain flexible lease terms because of our flexibility in site selection and our no-frills format, which allows us to use a wide variety of space configurations. The size of our stores averaged approximately 8,700 square feet in 2002 and our annual rent per store was approximately $73,000, resulting in store rent as a percentage of net sales of 5%.

        In 2002, we recorded net sales of $728.8 million and operating income of $85.7 million, representing compounded annual growth of 17% and 18%, respectively, since 1998. During the first six months of 2003, we recorded net sales of $327.8 million and operating income of $24.3 million, an increase of 11.3% and 14.6%, respectively, compared to the same six month period in 2002.

Key Operating Strengths

        Our success is based on the following operating strengths:

  •
  Unique Event-Based Format. We distinguish ourselves from other retailers with a unique "event-based" selling strategy, creating the excitement of multiple "grand openings" and "closeout sales" each year. Merchandise is available in limited quantities and is generally not replenished during a sales event. We believe that the closing and reopening of our stores and the continually changing selection of products heightens customers' expectations of finding new and undiscovered merchandise. We also believe that the limited quantities of specific items intensify customers' sense of urgency to buy our merchandise. Accordingly, we have historically generated approximately 40% of an event's total sales in the first five days of the event. Although we intend to continue to pursue this strategy, in 2002 we began increasing the frequency of shipments of new and different merchandise during the later stages of sales events to encourage new and repeat customer visits.

  •
  Strong Sourcing Capabilities and Purchasing Flexibility. We have developed strong sourcing capabilities that provide us favorable access to first quality, brand name merchandise at attractive prices. In many cases, we are the retailer of choice to liquidate inventory due to our ability to make purchasing decisions quickly and to rapidly sell large quantities of merchandise without disrupting the manufacturers' traditional distribution channels or compromising their brand image. Our flexible purchasing strategy allows us to pursue new products and merchandise categories from vendors as opportunities arise. We employ an experienced buying team, which has grown from 10 buyers in 1993 to 23 buyers currently, with an average of approximately 25 years of retail experience. Our buyers and our reputation as a preferred, reliable closeout retailer have enabled us to establish long-term relationships with a diverse group of top-of-the-line vendors.

  •
  Loyal Customer Base of Brand Savvy and Value-Conscious Consumers. We have a loyal customer base consisting primarily of women ranging in age from 35 to 54 from middle- and upper-income households with a median annual family income of over $60,000. In addition to making purchase decisions based on brand names and product quality, our customers are also value-conscious. We believe our value-based pricing, which enables our customers to realize savings of 50% to 80% over competing retail prices, has resulted in strong customer loyalty and satisfaction. We have developed and currently maintain a proprietary mailing list consisting of over 6.5 million customers. These customers have visited our stores and requested mailings to alert them of upcoming sales events and the brand name merchandise and prices to be offered, prior to the advertising of a sales event to the general public.

  •
  Attractive Store Level Economics. We have strong store level economics due to our low store operating expenses and the low initial investment required to open new stores. Our destination-oriented retail format allows us to open stores in a wide range of locations, resulting in attractive lease rates compared to those of other retailers. In addition to our low real estate costs, we maintain low operating and depreciation costs due to our no-frills, self-service format. Because we use low cost store fixtures and have low pre-opening costs, our new stores require a low initial investment and have historically generated a very attractive return on investment in their first full year.

  •
  Disciplined Inventory and Supply Chain Management. We have developed disciplined inventory control and supply chain management procedures. Our purchasing flexibility and strong relationships with vendors allow us to coordinate the timing of purchases and receipt of merchandise closely with our sales events. Our merchandise and distribution systems allow us to quickly and efficiently process and ship merchandise from our distribution center to our stores. Finally, our point-of-sale systems allow us to effectively manage our inventory levels and sales performance. Our supply chain initiatives have allowed us to significantly reduce purchasing lead times and the amount of time we warehouse merchandise. Furthermore, these initiatives have resulted in a significant improvement in our inventory turnover ratio, which increased from 1.97 times in 2000 to 3.02 times in 2002. We have also doubled our shipping and sorting capacity at our main distribution center from approximately 400 to 800 stores to allow for future growth.

Growth Strategy

        Our growth strategy is to continue to build on our position as a leading closeout retailer of upscale home furnishings, gifts and related items in the United States by:

  •
  Expanding Our Store Base. Our expansion strategy is to open new stores in both new and existing markets. We are able to balance the cost of entering new markets by leveraging advertising, purchasing, distribution and regional overhead expenses with existing markets. Since our initial public offering in April 1999, we have expanded from 354 stores in 36 states to 556 stores in 42 states as of September 30, 2003. We plan to increase our store base by approximately 20 additional stores in the fourth quarter of 2003. We believe that there is substantial opportunity for future growth, and do not anticipate any difficulties in identifying suitable additional store locations in areas with our target customer demographics.

  •
  Enhancing Sales Productivity. We intend to increase our number of customer transactions and the average transaction value per customer by refining our merchandise mix and through other operating initiatives. We continue to increase our merchandise offerings throughout each sales event by increasing the number of shipments per year to our stores. We believe this will attract new customers, encourage repeat visits by existing customers and increase our average transaction value during the later stages of each sales event. We have also increased staffing levels at many of our stores in an effort to improve our customer service levels and thereby improve our sales volumes. In addition, we are upgrading our point-of-sale systems at all stores to reduce checkout times during peak periods of sales events. We expect these and other initiatives to continue to improve our sales productivity in the remainder of 2003 and beyond.

  •
  Extending Our Customer Reach. We have developed and currently maintain a proprietary mailing list of over 6.5 million customers. Historically, we have used direct mailings and newspaper and print advertising to attract customers to our stores. While we believe these programs remain effective, we believe radio and television advertising also represent an effective means to attract new customers as well as to encourage repeat visits by our existing customers. We initiated the use of radio advertising in some of our markets in 2002, and believe that this advertising will allow us to expand our customer base and also to increase consumer awareness of Tuesday Morning. We have used television advertising in select markets in 2003 and expect to continue our use of television advertising in 2004.

Recent Developments

        On October 7, 2003, we announced our sales results for the quarter ended September 30, 2003. Net sales increased $19.3 million, or 12.5%, to $173.9 million in the third quarter of 2003 from $154.6 million in the third quarter of 2002. Comparable store sales increased 2.8% for the quarter and were also up 2.8% for the year-to-date period. Based on third quarter sales results and slightly improved operating margins, we preliminarily estimate earnings per share for the third quarter of 2003 will be approximately $0.15 per diluted share, compared to $0.10 per diluted share for the third quarter last year, an increase of 50% in earnings per share over the same period last year.

        We have announced that we intend to redeem the entire $69 million outstanding aggregate principal amount of our 11% Senior Subordinated Notes due 2007 in the fourth quarter of 2003 at a redemption price equal to 103.67% of the aggregate principal amount of the notes plus accrued and unpaid interest. We intend to fund the redemption primarily using cash on hand and, to the extent necessary, borrowings under our senior credit facility.

Corporate Information

        Tuesday Morning is a Delaware corporation. Our principal executive offices are located at 6250 LBJ Freeway, Dallas, Texas 75240, and our telephone number is (972) 387-3562. Our website is www.tuesdaymorning.com. Information on our website should not be construed to be part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by us	100,000 shares
Common stock offered by the selling stockholders	5,900,000 shares
Common stock to be outstanding after this offering	40,884,275 shares
Use of proceeds
We intend to use the net proceeds from the sale of the shares offered by us to pay the expenses of the offering and for general corporate purposes. We will receive no proceeds from the sale of common stock by the selling stockholders, except to the extent of the exercise price of any stock options exercised by the selling stockholders who are members of senior management.
Nasdaq National Market symbol	TUES

        Unless we indicate otherwise, all information in this prospectus supplement assumes no exercise of the over-allotment option granted by one of the selling stockholders to the underwriters. If the over-allotment option is exercised in full, this selling stockholder will sell 900,000 additional shares of common stock, and the number of shares of common stock to be outstanding after this offering will remain unchanged.

        The common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2003, and excludes:

  •
  2,139,226 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2003 at a weighted average exercise price of $13.57 per share; and

  •
  447,329 shares of common stock reserved for future grants or awards under our 1997 Long-Term Equity Incentive Plan.

Summary Consolidated Financial and Operating Data
(In thousands, except per share and operating data)

        The following table summarizes the consolidated financial and operating data for our business. You should read this information together with "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference therein.

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Statement of Operations Data:
Net sales	$586,867	$642,398	$728,846	$294,362	$327,767
Gross profit	196,900	220,695	267,529	104,849	119,229
Selling, general and administrative expenses	134,063	152,119	181,810	83,633	94,914
Operating income	62,837	68,576	85,719	21,216	24,315
Net interest and other expense	(23,537)	(18,505)	(13,783)	(6,181)	(4,189)
Income tax expense	14,733	19,127	27,855	5,858	7,751
Net income	24,567	30,944	44,081	9,177	12,375
Earnings per share:
Basic	$0.63	$0.78	$1.10	$0.23	$0.31
Diluted	$0.61	$0.76	$1.07	$0.22	$0.30
Weighted average shares outstanding:
Basic	39,278	39,673	40,037	39,916	40,337
Diluted	40,492	40,730	41,238	41,182	41,330
Operating Data:
Number of stores:
Beginning of period	382	431	469	469	515
Opened during period	54	43	56	29	37
Closed during period	(5)	(5)	(10)	(5)	(9)

Open at end of period	431	469	515	493	543
Comparable store sales increase (decrease)(1)	8.8%	(0.3)%	4.3%	4.9%	2.8%
Average sales per store(2)	$1,416,000	$1,402,000	$1,456,000
Inventory turnover(3)	1.97	2.43	3.02
	As of December 31,			As of June 30,
	2000	2001	2002	2002	2003
Balance Sheet Data:
Working capital	$113,772	$90,772	$75,195	$98,568	$91,773
Inventories, net	174,813	127,843	134,947	158,177	163,468
Total assets	243,147	259,007	245,294	247,967	254,219
Total debt, including current portion	187,025	166,205	73,224	129,360	79,000
Total stockholders' equity (deficit)	(11,157)	20,054	69,175	32,135	81,923

(1)
Comparable store sales are computed by comparing sales for stores open during the same quarter in the current and previous year. The number of days in a sales event may fluctuate by a few days from year to year. Only stores that are open for the full event are used in the computation. Stores that are relocated within a geographic market are considered the same store for purposes of this computation.

(2)
Average sales per store is the sum of the average of the sales per store for each quarter.

(3)
Inventory turnover is the ratio of cost of sales to average inventory. Average inventory is calculated by taking the average of quarter-end inventory levels throughout the year.

RISK FACTORS

        Our business is subject to significant risks. You should carefully consider the risks and uncertainties described below and the other information in this prospectus supplement, the accompanying prospectus or incorporated by reference into the accompanying prospectus, including our consolidated financial statements and the notes to those statements. If any of the events described below actually occur, our business, financial condition or results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose all or part of your investment.

Risks Related to Our Business

We face a number of risks in opening new stores.

        As part of our growth strategy, we intend to continue to increase our total number of stores. To do so successfully, we must open stores in new and existing markets and operate these stores on a profitable basis. Since our initial public offering in April 1999, we have expanded from 354 stores in 36 states to 556 stores in 42 states as of September 30, 2003. We plan to increase our store base by approximately 20 additional stores in the fourth quarter of 2003. We expect to grow our store base by at least 10% in 2004. We cannot assure you that we will be able to achieve our expansion goals or that we will be able to operate our new stores profitably. Further, we cannot assure you that any new store will obtain similar operating results to those of our existing stores or that new stores opened in markets in which we operate will not have a material adverse effect on the revenues and profitability of our existing stores. The success of our planned expansion will be dependent upon numerous factors, many of which are beyond our control, including the following:

  •
  the ability of our personnel to adequately analyze and identify suitable markets and individual store sites within those markets;

  •
  the competition for suitable store sites;

  •
  our ability to negotiate favorable lease terms with landlords;

  •
  our ability to obtain governmental and other third-party consents, permits and licenses needed to operate our stores;

  •
  the availability of employees to staff new stores and our ability to hire, train, motivate and retain store personnel;

  •
  the availability of adequate management and financial resources to properly manage an increased number of stores;

  •
  our ability to adapt our distribution and other operational and management systems to an expanded network of stores; and

  •
  our ability to attract customers and generate sales sufficient to operate new stores profitably.

        We opened stores in several new markets during 2003 and intend to enter into additional new markets in 2004 and beyond. These markets may have different competitive conditions, consumer trends and discretionary spending patterns than our existing markets, which may cause our new stores in these markets to be less successful than stores in our existing markets.

Poor economic conditions affect consumer spending and may significantly harm our business.

        The success of our business depends to a significant extent upon the level of consumer spending. A number of factors affect the level of consumer spending on merchandise that we offer, including, among other things:

  •
  general economic, industry and weather conditions;

  •
  the level of consumer debt;

  •
  interest rates;

  •
  tax rates and policies;

  •
  war, terrorism and other hostilities; and

  •
  consumer confidence in future economic conditions.

        The merchandise we sell generally consists of discretionary items. Reduced consumer confidence and spending may result in reduced demand for our discretionary items and may force us to take significant inventory markdowns. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions and any related decrease in consumer demand for discretionary items could have a material adverse effect on our business, results of operations and financial condition.

Our business and results of operations are subject to a broad range of uncertainties arising out of world events.

        Our business and results of operations are subject to uncertainties arising out of world events. These uncertainties may include the potential worsening or extension of the current global economic slowdown, changes in consumer spending or travel, the outbreak of illnesses such as SARS and the economic consequences of military action or additional terrorist activities. We sell luggage and other travel related merchandise, and we experienced a decrease in sales of these products as airline travel decreased following the terrorist attacks of September 11, 2001. Any future events arising as a result of terrorist activity or other world events may have a material impact on our business, results of operations and financial condition in the future.

Our business is intensely competitive and increased or new competition could have a material adverse effect on us.

        The retail home furnishings industry is intensely competitive. As a closeout retailer of home furnishings, we currently compete against a diverse group of retailers, including department and discount stores, which sell, among other products, home furnishing products similar and often identical to those we sell. We also compete in particular markets with a substantial number of retailers that specialize in one or more types of home furnishing products that we sell. Many of these competitors have substantially greater financial resources that may allow them to initiate and sustain aggressive price competition. A number of different competitive factors could have a material adverse effect on our business, results of operations and financial condition, including:

  •
  increased operational efficiencies of competitors;

  •
  competitive pricing strategies, including deep discount pricing by a broad range of retailers during periods of poor consumer confidence or economic instability;

  •
  expansion by existing competitors;

  •
  entry by new competitors into markets in which we currently operate; and

  •
  adoption by existing competitors of innovative store formats or retail sales methods, including e-commerce.

        We cannot assure you that we will be able to continue to compete successfully with our existing or with new competitors, or that prolonged periods of deep discount pricing by our competitors will not materially harm our business.

We must continuously identify buying opportunities for closeout merchandise and anticipate consumer demand as closeout merchandise becomes available.

        By their nature, specific closeout merchandise items are available from manufacturers or vendors generally on a non-recurring basis. As a result, we do not have long-term contracts with our vendors for supply, pricing or access to products, but make individual purchase decisions, which are often for large quantities. Although we have many sources of merchandise and do not foresee any shortages of closeout merchandise in the near future, we cannot assure you that manufacturers or vendors will continue to make closeout merchandise available to us in quantities or on terms acceptable to us or that our buyers will continue to identify and take advantage of appropriate buying opportunities. In addition, if we misjudge consumer demand for products, we may significantly overstock unpopular products and be forced to take significant markdowns and miss opportunities to sell more popular products. Our inability to acquire suitable merchandise in the future or to accurately anticipate consumer demand for such merchandise would have a material adverse effect on our business, results of operations and financial condition.

The loss of, or disruption in, our centralized distribution center would have a material adverse effect on our business and operations.

        All of our inventory is shipped directly from suppliers to our centralized distribution center in the Dallas, Texas metropolitan area, where the inventory is then processed, sorted and shipped to our stores. We depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of the distribution center. Although we believe that our receiving and distribution process is efficient and well positioned to support our expansion plans, we cannot assure you that we have anticipated all of the changing demands which our expanding operations will impose on our receiving and distribution system or that events beyond our control, such as disruptions in operations due to fire or other catastrophic events, labor disagreements or shipping problems, will not result in delays in the delivery of merchandise to our stores.

        Although we maintain business interruption and property insurance, we cannot assure you that our insurance would be sufficient, or that insurance proceeds would be timely paid to us, in the event our distribution center is shut down for any reason or if we incur higher costs and longer lead times in connection with a disruption at our distribution center.

The loss or departure of one or more members of our senior management could have a material adverse effect on our business.

        Our future performance will depend in large part upon the efforts and abilities of our senior management, particularly Kathleen Mason, our Chief Executive Officer, and our other key employees, including our buyers. The loss of service of these persons could have a material adverse effect on our business and future prospects. We do not maintain key person life insurance for Ms. Mason or other members of our senior management.

We are dependent on external funding sources, which may not make available to us sufficient funds when we need them.

        We, like other retailers, rely significantly on external funding sources to finance our operations and growth. We currently believe that our cash flow from operations and funds available under our revolving credit facility will satisfy our capital requirements for the next 12 months. Our ability to obtain additional financing is dependent upon our future operating performance, general economic and competitive conditions and financial, business and other factors, many of which we cannot control.

An increase in the cost or a disruption in the flow of our imported products may significantly decrease our sales and profits.

        We purchase imported products to sell in our stores. Merchandise imported directly and indirectly from overseas manufacturers accounts for a large proportion of our total purchases. A disruption in the shipping of our imported merchandise or an increase in the cost of those products may significantly decrease our sales and profits. In addition, if imported merchandise becomes more expensive or unavailable, the transition to alternative sources may not occur in time to meet our demands. Products from alternative sources may also be of lesser quality and more expensive than those we currently import. Risks associated with our reliance on imported products include:

  •
  disruptions in the shipping and importation of imported products because of factors such as:

  •
  raw material shortages, work stoppages, strikes and political unrest;

  •
  problems with oceanic shipping, including shipping container shortages;

  •
  increased inspections of import shipments or other factors causing delays in shipments; and

  •
  economic crises, international disputes and wars;

  •
  increases in the cost of purchasing or shipping foreign merchandise resulting from:

  •
  loss of "most favored nation" trading status by the United States in relation to a particular foreign country;

  •
  import duties, import quotas and other trade sanctions; and

  •
  increases in shipping rates.

        The products we buy abroad are often priced in foreign currencies and, therefore, we are affected by fluctuating exchange rates. In the past, we have entered into foreign currency exchange contracts with major financial institutions to hedge these fluctuations. We might not be able to successfully protect ourselves in the future against currency rate fluctuations, and our financial performance could suffer as a result. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk" for more information about our foreign currency exchange rate exposure and hedging activities.

Risks Related to Our Common Stock

Our results of operations are subject to seasonal and quarterly fluctuations, which could have a material adverse effect on the market price of our common stock.

        Our business is highly seasonal, with a significant portion of our net sales and most of our operating income generated during the fourth quarter, which includes the holiday shopping season. Net sales in the fourth quarters of 2000, 2001 and 2002 accounted for 37.9% and 39.8% and 38.4%, respectively, of annual net sales for such years. Operating income for the fourth quarters of 2000, 2001 and 2002 accounted for 44.1%, 66.7% and 62.2%, respectively, of annual operating income for such years. For more information about our seasonality, please read "Management Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results and Seasonality." Because a significant percentage of our net sales and operating income are generated in the fourth quarter, we have limited ability to compensate for shortfalls in fourth quarter sales or earnings by changes in our operations or strategies in other quarters. A significant shortfall in results for the fourth quarter of any year could have a material adverse effect on our annual results of operations and on the market price of our common stock. Our quarterly results of operations also may fluctuate significantly based on such factors as:

  •
  the timing of new store openings;

  •
  the amount of net sales contributed by new and existing stores;

  •
  the timing of certain holidays and sales events;

  •
  changes in our merchandise mix;

  •
  general economic, industry and weather conditions that affect consumer spending; and

  •
  actions of competitors.

A failure to grow or maintain our comparable store sales may adversely affect our stock price and impact our results of operations.

        A number of factors have historically affected, and will continue to affect, our comparable store sales results, including:

  •
  competition;

  •
  general regional and national economic conditions;

  •
  consumer trends;

  •
  changes in our merchandise mix;

  •
  our ability to distribute merchandise efficiently to our stores;

  •
  timing and type of promotional events or other advertising;

  •
  new merchandise introductions; and

  •
  our ability to execute our business strategy effectively.

        Our comparable store sales results have fluctuated in the past, and we believe such fluctuations may continue. Our comparable store sales increased 8.8% in 2000, declined 0.3% in 2001 and increased 4.3% in 2002. The unpredictability of our comparable store sales may cause our revenue and results of operations to vary from quarter to quarter, and an unanticipated decline in revenues or operating income may cause our stock price to fluctuate significantly. A failure to grow or maintain our comparable store sales results could have a material adverse effect on our results of operations and could cause the price of our common stock to decrease significantly.

Our largest stockholder controls us, which substantially limits the rights of other stockholders.

        Madison Dearborn Capital Partners II, L.P. owns a majority of our shares of voting stock and, accordingly, has the power to elect all of our directors and approve any action requiring the approval of our stockholders, including the adoption of amendments to our certificate of incorporation and the approval of mergers or sales of substantially all of our assets. Following completion of this offering, Madison Dearborn will continue to own a substantial amount of our common stock, and will therefore continue to have substantial influence over these matters. The interests of Madison Dearborn may conflict with the interests of other holders of our common stock.

Future sales of our common stock on the public market could depress our stock price.

        If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales might make it more difficult for us to sell equity or equity-related securities in the future. Prior to completion of this offering, Madison Dearborn will beneficially own 21,213,526 shares of common stock, or approximately 53% of our outstanding shares. After this offering, Madison Dearborn will beneficially own 15,488,526 shares of common stock, or 14,588,526 shares if the underwriters exercise their over-allotment option in full, representing approximately 38% and 36%, respectively, of our outstanding shares. Madison Dearborn has advised us that it expects to continue to reduce its ownership interest in our company over time, subject to prevailing market conditions. We have granted Madison Dearborn certain rights with respect to the registration of shares of our common stock held by it, including the right to require that we register the sale of all or part of the shares it holds.

Provisions of our certificate of incorporation could discourage potential acquisition proposals and could deter or prevent a change in control.

        Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without stockholder approval. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus and the information incorporated by reference therein contain forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These statements may be found throughout this prospectus supplement and the accompanying prospectus, particularly under the headings "Summary," "Risk Factors," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," among others, as well as in the information incorporated by reference in the accompanying prospectus. Forward-looking statements typically are identified by the use of terms such as "may," "will," "should," "expect," "anticipate," "believe," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other "forward-looking" information based on currently available information. The factors listed above under the heading "Risk Factors" and in the other sections of this prospectus supplement, as well as in the information incorporated by reference in the accompanying prospectus, provide examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements.

        The forward-looking statements made in this prospectus supplement or the accompanying prospectus or incorporated by reference in the accompanying prospectus relate only to events as of the date on which the statements are made. Except as may be required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock. We currently intend to retain all earnings for the operation and expansion of our business, but we are exploring the possibility of establishing a cash dividend in the future. Our senior credit facility and the indenture governing our senior subordinated notes currently limit but do not prohibit the payment of dividends. We have announced our intention to redeem all of our outstanding senior subordinated notes and discharge the indenture governing the notes during the fourth quarter of 2003, which would further enable us to pay cash dividends.

PRICE RANGE OF COMMON STOCK

        Our common stock has traded on the Nasdaq National Market since our initial public offering on April 22, 1999, under the symbol "TUES." The following table sets forth for the periods indicated the high and low sales prices per share as reported on the Nasdaq National Market.

	High	Low
Year Ended December 31, 2001
First quarter	$10.31	$5.06
Second quarter	$14.36	$9.06
Third quarter	$14.18	$8.76
Fourth quarter	$20.80	$8.55
Year Ended December 31, 2002
First quarter	$22.87	$13.60
Second quarter	$28.88	$17.56
Third quarter	$19.43	$13.61
Fourth quarter	$21.40	$15.19
Year Ended December 31, 2003
First quarter	$19.91	$15.10
Second quarter	$26.55	$18.82
Third quarter	$35.12	$24.65
Fourth quarter (through October 20, 2003)	$33.71	$27.81

        On October 20, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $31.81 per share. As of September 29, 2003, there were approximately 15 holders of record and at March 31, 2003, an estimated 4,500 beneficial owners of our common stock.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2003. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference therein.

As of June 30, 2003
(In thousands)
Cash and cash equivalents	$9,180

Current debt	—
Long-term debt:
Revolving credit facility(1)	10,000
Senior subordinated notes(2)	69,000

Total long-term debt	$79,000

Stockholders' equity:
Common stock, par value $.01 per share, 100,000,000 shares authorized; 40,462,755 shares issued and outstanding at June 30, 2003(3)	405
Additional paid-in capital	177,436
Accumulated deficit	(96,159)
Accumulated other comprehensive income	241

Total stockholders' equity	81,923

Total capitalization	$160,923

(1)
Based on eligible inventory at June 30, 2003, we had $76.5 million available under our revolving credit facility.

(2)
We have announced that we intend to redeem the entire $69 million outstanding aggregate principal amount of the notes in the fourth quarter of 2003 at a redemption price equal to 103.67% of the aggregate principal amount of the notes plus accrued and unpaid interest. We intend to fund the redemption primarily using cash on hand and, to the extent necessary, borrowings under our senior credit facility.

(3)
Excludes 2,205,746 shares issuable upon exercise of outstanding stock options under the 1997 Long-Term Equity Incentive Plan and 527,329 shares reserved for future option grants under the 1997 Long-Term Equity Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
(In thousands, except per share and operating data)

        The following table sets forth the selected consolidated financial and operating data for, and as of the end of, each of the five years ended December 31, 2002 and the six month periods ended June 30, 2002 and 2003. The statement of operations data for the years ended December 31, 2000, 2001, and 2002 and the balance sheet data as of December 31, 2001 and 2002 are derived from our audited consolidated financial statements that appear herein. The statement of operations data for the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements that are not included in this prospectus supplement. The statement of operations and balance sheet data as of and for the six months ended June 30, 2002 and 2003 is derived from our unaudited financial statements that appear herein and reflects only recurring adjustments and other items as disclosed in the footnotes to these selected consolidated financial and operating data which, in the opinion of management, are necessary for the fair presentation of this information. You should not expect the consolidated financial and operating data of interim periods to be an indication of results for a full year. The selected consolidated financial and operating data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference therein.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
Statement of Operations Data:
Net sales	$396,095	$488,866	$586,867	$642,398	$728,846	$294,362	$327,767
Cost of sales	257,037	312,106	389,967	421,703	461,317	189,513	208,538

Gross profit	139,058	176,760	196,900	220,695	267,529	104,849	119,229
Selling, general and administrative expenses	94,972	111,173	134,063	152,119	181,810	83,633	94,914

Operating income	44,086	65,587	62,837	68,576	85,719	21,216	24,315
Net interest and other expense	(22,726)	(20,164)	(23,537)	(18,505)	(13,783)	(6,181)	(4,189)

Income before income taxes and extraordinary item	21,360	45,423	39,300	50,071	71,936	15,035	20,126

Income tax expense	8,208	17,164	14,733	19,127	27,855	5,858	7,751

Income before extraordinary item	13,152	28,259	24,567	30,944	44,081	9,177	12,375
Extraordinary item related to debt extinguishment net of tax	—	(3,048)	—	—	—	—	—

Income before preferred dividends	13,152	25,211	24,567	30,944	44,081	9,177	12,375
Preferred dividends	(10,966)	—	—	—	—	—	—

Net income available to common stockholders	$2,186	$25,211	$24,567	$30,944	$44,081	$9,177	$12,375

Earnings per share:
Basic	$0.08	$0.49	$0.63	$0.78	$1.10	$0.23	$0.31
Diluted	$0.08	$0.46	$0.61	$0.76	$1.07	$0.22	$0.30
Weighted average shares outstanding:
Basic	26,369	34,958	39,278	39,673	40,037	39,916	40,337
Diluted	27,825	36,750	40,492	40,730	41,238	41,182	41,330

Operating Data:
Number of stores:
Beginning of period	315	347	382	431	469	469	515
Opened during period	35	44	54	43	56	29	37
Closed during period	(3)	(9)	(5)	(5)	(10)	(5)	(9)

Open at end of period	347	382	431	469	515	493	543

Comparable store sales increase (decrease)(1)	12.1%	13.3%	8.8%	(0.3)%	4.3%	4.9%	2.8%
Average sales per store(2)	$1,171,000	$1,319,000	$1,416,000	$1,402,000	$1,456,000
Inventory turnover(3)	2.01	2.09	1.97	2.43	3.02
Balance Sheet Data:
Working capital	$70,507	$89,504	$113,772	$90,772	$75,195	$98,568	$91,773
Inventories, net	96,743	141,534	174,813	127,843	134,947	158,177	163,468
Total assets	155,319	203,716	243,147	259,007	245,294	247,967	254,219
Total debt, including current portion	205,197	175,792	187,025	166,205	73,224	129,360	79,000
Senior exchangeable redeemable preferred stock	28,231	—	—	—	—	—	—
Junior redeemable preferred stock	85,998	—	—	—	—	—	—
Junior perpetual preferred stock	1,930	—	—	—	—	—	—
Total stockholders' equity (deficit)	(217,623)	(35,948)	(11,157)	20,054	69,175	32,135	81,923

(1)
Comparable store sales are computed by comparing sales for stores open during the same quarter in the current and previous year. The number of days in a sales event may fluctuate by a few days from year to year. Only stores that are open for the full event are used in the computation. Stores that are relocated within a geographic market are considered the same store for purposes of the computation.

(2)
Average sales per store is the sum of the average of the sales per store for each quarter.

(3)
Inventory turnover is the ratio of cost of sales to average inventory. Average inventory is calculated by taking the average of quarter-end inventory levels throughout the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and related notes included elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference therein.

Overview

        We are a leading closeout retailer of upscale home furnishings, gifts and related items in the United States. We opened our first store in 1974 and, over the next 29 years, have grown nationwide, increasing our store base to 556 stores in 42 states as of September 30, 2003. We plan to increase our store base by approximately 20 additional stores in the fourth quarter of 2003.

        Our destination-oriented retail format allows us to open stores in a wide range of locations, resulting in attractive lease rates compared to other retailers. In addition to our low real estate costs, we maintain low operating and depreciation costs due to our no-frills, self service format. Because we use low cost store fixtures and have low pre-opening costs, our new stores require a low initial investment and have historically generated a very attractive return on investment in their first full year.

Results of Operations

        The following table sets forth, for the periods indicated, selected statement of operations data, expressed as a percentage of net sales, as well as the number of stores open at the end of each period.

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	66.4	65.6	63.3	64.4	63.6

Gross profit	33.6	34.4	36.7	35.6	36.4
Selling, general and administrative expenses	22.8	23.7	24.9	28.4	29.0

Operating income	10.8	10.7	11.8	7.2	7.4
Interest and other expense	4.0	2.9	1.9	2.1	1.3
Income tax expense	2.5	3.0	3.9	2.0	2.3

Net income	4.3%	4.8%	6.0%	3.1%	3.8%

Number of stores open at end of period	431	469	515	493	543

        We capitalize into inventory all merchandise costs and all costs incurred to purchase, distribute and deliver merchandise to our stores in order to more accurately match the cost of merchandise with the timing of its sale. These costs are included in cost of sales when the merchandise is sold. Other cost of sales components include merchandise discounts, shrink and damages, which are expensed as they are incurred. We value our store inventory using the first-in, first-out method and our warehouse inventory using the specific identification method.

        Selling, general and administrative expenses are comprised of store labor, store occupancy costs, advertising, miscellaneous store operating expenses and home office costs. Increases in these expenses are attributable to increases in the number of stores, general price level increases and increases in variable expenses due to sales growth during sales events. A substantial portion of our selling, general and administrative expenses vary with sales or sales-related components. Variable expenses include:

  •
  payroll and related benefits and waste expense, which vary due to shipments of merchandise to the stores;

  •
  rent expense, which has a variable component due to percentage rent;

  •
  advertising expense, which varies based upon sales plans; and

  •
  other expenses such as credit card fees, which vary in direct proportion to sales and usage.

        Our comparable store sales are computed by comparing sales for stores open during the same quarter in the current and previous year. The number of days in a sales event may fluctuate by a few days from year to year. Only stores that are open for the full event are used in the computation. Stores that are relocated within a geographic market are considered the same store for purposes of this computation.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

        During the first six months of 2003, net sales increased to $327.8 million from $294.4 million, an increase of $33.4 million, or 11.3%, compared to the same period in the prior year. This increase is due to comparable store sales increases of 2.8% and $25.2 million of sales from new stores.

        Six month comparable store sales are the summation of the individual quarterly results. The 2.8% increase in comparable sales for the first six months of the year was comprised primarily of a 7.2% increase in the number of transactions offset by a 4.1% decrease in the average transaction amount. The increase was due in part to an increase in the average number of days our stores were open, but offset by the impact of reduced newspaper advertising during the first six months of 2003. Average store sales for the six months increased marginally compared to the same prior year period.

        Gross profit increased $14.4 million, or 13.7%, to $119.2 million for the six months ended June 30, 2003 from $104.8 million in the prior year same period primarily as a result of the increased sales. The gross profit percentage increased to 36.4% for the six months ended June 30, 2003 from 35.6% in the prior year six months, or 0.8%, due primarily to improved efficiencies in the distribution processes.

        Selling, general and administrative expenses increased $11.3 million, or 13.5%, to $94.9 million for the current six-month period from $83.6 million in the first six months of 2002 primarily due to the addition of new stores. These expenses, as a percentage of sales, increased to 29.0% from 28.4% due to planned increases in our corporate infrastructure and in store level expenses primarily consisting of increases in payroll and related benefits of 0.6%, rent and occupancy costs of 0.4% offset by a decrease in other operating expenses of 0.4%.

        Interest expense decreased $2.0 million compared to the six months ended June 30, 2002. This reduction is due to a decrease in our outstanding debt and lower interest rates as a result of our reduced borrowing needs.

        The income tax provision for the six-month period ended June 30, 2003 and 2002 was $7.8 million and $5.9 million, respectively, reflecting an effective tax rate of 38.5% and 39.0%, respectively.

2002 Compared to 2001

        Net sales increased $86.4 million, or 13.5%, to $728.8 million in 2002 from $642.4 million in 2001. This increase was attributable to sales from new stores and a 4.3% increase in comparable store sales from 2001. Comparable store transactions increased 6.4% offset by a decrease of 1.6% in comparable store average ticket. Average annual sales per store increased by $54,000, or 3.8%, from $1.4 million in 2001 to $1.5 million in 2002.

        Gross profit increased $46.8 million, or 21.2%, to $267.5 million in 2002 from $220.7 million in 2001. This increase was attributable to an increase in our net sales combined with an increase in our gross profit percentage to 36.7% in 2002 from 34.4% in 2001. This 2.3% increase in our gross profit percentage was attributable to a 1.1% improvement in our cost of distribution and freight, 1.1% in higher initial margin due to the mix of products sold, a 0.4% reduction in damages and shrink. These improvements were offset by a 0.3% increase in markdowns.

        Selling, general and administrative expenses increased $29.7 million, or 19.5%, to $181.8 million from $152.1 million in the prior year. The increase was attributable to new stores, some inflationary effects and increases in variable expenses. As a percentage of sales these expenses increased 1.2% to 24.9% in 2002 from 23.7% in 2001. The increased percentage included a 0.5% increase in store wages and benefits, a 0.3% increase in corporate legal and insurance expenses and 0.2% increase in store rent and occupancy expense and a 0.3% increase in other general operating expenses.

        Net interest expense and other income (expense) decreased $4.7 million to $13.8 million in 2002 compared to $18.5 million in 2001. This decrease was attributable to decreased borrowings during the year and decreased interest rates.

        Income tax expense increased $8.8 million to $27.9 million in 2002 from $19.1 million in 2001 due to increased profitability and increases in our effective tax rate to 38.7% in 2002 from 38.2% in 2001. The increase in our effective tax rate was attributable to increases in state income taxes due to higher levels of profitability in states with higher tax rates.

2001 Compared to 2000

        Net sales increased $55.5 million, or 9.5%, to $642.4 million in 2001 from $586.9 million in 2000. The increase was attributable to sales from new stores, offset slightly by a 0.3% decrease in comparable store sales from 2000. Comparable store transactions increased 1.4%, offset by a decrease in comparable store average ticket. Average annual sales per store decreased by $14,000, or 1.0%, but remained at approximately $1.4 million in 2001.

        Gross profit increased $23.8 million, or 12.1%, to $220.7 million in 2001 from $196.9 million in 2000. This increase was attributable to the increase in our net sales combined with an increase in our gross profit percentage to 34.4% in 2001 from 33.6% in 2000. This 0.8% increase in our gross profit was the result of a 0.2% increase in initial margin, a 0.2% decrease in our distribution and freight expenses, a 0.1% decrease in our shrink and a 0.3% decrease in markdowns. Markdowns for 2000 were higher than our historical average and returned to a more normalized level in 2001.

        Selling, general and administrative expenses increased $18.0 million, or 13.4%, to $152.1 million in 2001 from $134.1 million in 2000. This increase was attributable to the addition of new stores, inflationary increases and increases in variable expenses. As a percentage of net sales, these expenses increased to 23.7% from 22.8% in 2000. The increased percentage was primarily the result of increases in store expenses of 0.7%. Store expenses increased 0.8% due to wage and benefit increases, 0.4% due to increase in rent and 0.2% due to utility costs. These increases were offset by a reduction of 0.7% in advertising costs.

        Net interest and other income (expense) decreased $5.0 million, or 21.3%, to $18.5 million in 2001 from $23.5 million in 2000. Approximately $1.3 million of the decrease was attributable to write-offs of excess and obsolete warehouse equipment in 2000. The remainder of the decrease was due to decreased borrowings related to decreased inventory as well as decreased interest rates during the year.

        Income tax expense increased $4.4 million, or 29.8%, to $19.1 million in 2001 from $14.7 million in 2000. This increase was due to increased earnings and an increase in our effective tax rate to 38.2% from 37.5%. This increase was attributable to increases in state income taxes due to higher levels of profitability in states with more expensive tax rates.

Liquidity and Capital Resources

        We have historically financed our operations with funds generated from operating activities and borrowings under our revolving credit facility. Other than the letters of credit described below, we have no off-balance sheet arrangements or transactions with unconsolidated, limited purpose or variable interest entities, nor do we have material transactions or commitments involving related persons or entities.

        Net cash flows provided from operating activities in 2000, 2001 and 2002 were $2.4 million, $91.5 million and $74.8 million, respectively. The increase in 2001 and 2002 was attributable to a decrease in inventory resulting from the changes in our product procurement strategies, as well as an increase in our accounts payable to inventory ratio and improved operating performance. During the six months ended June 30, 2002 and 2003, net cash flows used by operating activities were $3.5 million and $21.4 million, respectively, representing a $17.9 million increase. This increase is primarily due to an increase in payment terms to merchandise vendors that occurred during 2002, an increase in our December 31, 2002 payables related to a more balanced delivery of product to support our first six months' sales and to some extent, the addition of new stores. At June 30, 2003, our inventory increased $28.6 million to $163.5 million from $134.9 million at December 31, 2002, due primarily to the normal buildup of product associated with increased sales and increased store count. Accounts payable balances increased to $62.6 million as of June 30, 2003 from $59.1 million at December 31, 2002.

        Cash and cash equivalents as of December 31, 2000, 2001 and 2002 were $20.9 million, $82.3 million and $31.9 million, respectively. Cash and cash equivalents as of June 30, 2002 and 2003 were $25.3 million and $9.2 million, respectively.

        Capital expenditures, principally associated with new store openings and distribution center systems enhancements, were $11.1 million, $9.6 million and $34.3 million for 2000, 2001 and 2002, respectively. For the six months ended June 30, 2002 and 2003, capital expenditures were $19.3 million and $7.5 million, respectively. During 2002, we spent $17 million to purchase and expand a warehouse that we previously leased. In addition, we spent $4.1 million to purchase an office building. We expect to spend approximately $9.5 million for additional capital expenditures for the remainder of 2003, which will include new store openings and additional upgrades to our stores and warehouse equipment.

        On September 27, 2002, we refinanced our existing senior credit facility with a $135 million revolving credit facility, which expires March 27, 2006 and may be extended until March 27, 2007 at our request if approved by the revolving credit lenders. Any borrowing under the revolver will incur interest at LIBOR or the prime rate depending on the term of the borrowing plus an applicable margin. We incur commitment fees of up to 0.50% on the unused portion of the revolving credit facility. This rate is reduced as our leverage ratio improves.

        Availability under the revolving credit facility is based on eligible inventory and was $71.3 million at December 31, 2002 and $55.6 million at December 31, 2001. As of June 30, 2003, we had $10.0 million outstanding under the revolving credit facility, all long-term, with availability of $76.5 million based on eligible inventory. As of December 31, 2001 and 2002, we had outstanding letters of credit of $1.2 million and $4.0 million, respectively, primarily for insurance and inventory purchases. As of June 30, 2002 and 2003, we had outstanding letters of credit of $4.2 million and $5.5 million, respectively, primarily for insurance and inventory purchases.

        Our indebtedness under the senior credit facility is secured by a lien on our inventory, tangible personal property and on our owned real property, as well as a pledge of our ownership interests in all of our subsidiaries.

        On October 17, 2003, we amended our senior credit facility to, among other things, permit us to redeem all of our senior subordinated notes and to permit us to pay cash dividends, should we elect to do so. As a part of the amendment, we agreed that for 15 consecutive days between November 1 and

December 31 of each calendar year the aggregate principal amount of loans outstanding under the revolving credit facility and any swing loans may not exceed $20 million.

        The instruments governing our indebtedness, including the senior credit facility and the indenture for our senior subordinated notes, contain financial and other covenants that restrict, among other things, our ability and our subsidiaries' ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of substantially all of our or our subsidiaries' assets. As of June 30, 2003, December 31, 2002 and 2001, we were in compliance with all covenants.

        Our senior subordinated notes bear interest at 11% and are due on December 15, 2007. An aggregate of $69 million principal amount of notes is currently outstanding. These notes are subordinated to any amount outstanding under the senior credit facility. Interest is payable on June and December 15 of each year. We have announced that we intend to redeem all of the outstanding notes in the fourth quarter of 2003 at a redemption price equal to 103.67% of the aggregate principal amount of the notes plus accrued and unpaid interest. We intend to fund the redemption primarily using cash on hand and, to the extent necessary, borrowings under our senior credit facility.

        We anticipate that our net cash flows from operations and borrowings under our revolving credit facility will be sufficient to fund our working capital needs, planned capital expenditures and scheduled principal and interest payments for the next twelve months.

Inventory

        Our inventory level increased 5.6%, or $7.1 million, from $127.8 million at December 31, 2001 to $134.9 million at December 31, 2002. On a per store basis our inventory declined 4.0%. This decline was the result of management's decision to conservatively manage our inventory due to the difficult economic environment.

        Our inventory level increased from $134.9 million at December 31, 2002 to $163.5 million as of June 30, 2003, an increase of $28.6 million. This increase is primarily a result of the seasonal nature of our business that reflects lower inventory levels at December 31 and increases after the beginning of the year. In order to support our sales and our expanded level of growth, we have instituted earlier inventory deliveries to provide adequate time for processing. Our disciplined approach to managing our store inventory level has improved merchandise flow and the consistency of shipments to our stores, which has generated higher sales and improved the aging of our merchandise.

Quarterly Results and Seasonality

        The following tables set forth some of our quarterly financial data as a percentage of net sales for the ten quarters ended June 30, 2003. The quarterly information is unaudited but has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus supplement. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus supplement. The results of operations for any quarter are not necessarily indicative of the results for any future period.

	Three months ended
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(in thousands, except per share data)
Net sales	$109,518	$148,277	$128,983	$255,620
Gross profit	41,157	46,052	42,653	90,833
Operating income	8,226	8,777	5,844	45,729
Net income	$1,905	$2,430	$806	$25,803
Diluted earnings per share	$0.05	$0.06	$0.02	$0.63
Comparable store sales increase (decrease)(1)	8.4%	1.1%	1.6%	(5.1)%
Number of stores open at end of period	441	451	461	469
	Three months ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(in thousands, except per share data)
Net sales	$132,924	$161,438	$154,644	$279,840
Gross profit	50,496	54,353	54,326	108,354
Operating income	10,758	10,450	11,167	53,344
Net income	$4,670	$4,499	$3,932	$30,980
Diluted earnings per share	$0.11	$0.11	$0.10	$0.75
Comparable store sales increase(1)	11.4%	0.1%	11.0%	0.3%
Number of stores open at end of period	480	493	502	515
	Three months ended
	March 31, 2003	June 30, 2003
	(in thousands, except per share data)
Net sales	$150,355	$177,413
Gross profit	57,252	61,977
Operating income	12,058	12,258
Net income	$6,083	$6,292
Diluted earnings per share	$0.15	$0.15
Comparable store sales increase(1)	4.5%	1.5%
Number of stores open at end of period	527	543

(1)
Our comparable store sales are computed by comparing sales for stores open during the same quarter in the current and previous year. The number of days in a sales event may fluctuate by a few days from year to year. Only stores that are open for the full event are used in the computation. Stores that are relocated within a geographic market are considered the same store for purposes of this computation.

        Our quarterly results of operations may fluctuate based upon such factors as the number and timing of store openings, the amount of net sales contributed by new and existing stores, the mix of products sold, pricing, store closings or relocations, competitive factors and general economic conditions. The timing of sales events could impact the weighting of sales between quarters.

        We expect to continue to experience seasonal fluctuations in our business, with a significant percentage of our net sales and most of our operating income being generated in the fourth quarter, which includes the holiday selling season. Net sales in the fourth quarter accounted for approximately 40% of annual net sales in each of the last three years, and operating income for the fourth quarters of 2000, 2001 and 2002 accounted for approximately 44.1%, 66.7% and 62.2%, respectively, of annual operating income for such years.

Inflation

        In our opinion inflation has not had a material effect on our results of operations. We cannot assure you, however, that inflation will not materially affect us in the future.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market prices and rates, such as foreign currency exchange and interest rates. Based on our market risk sensitive instruments outstanding as of June 30, 2003, we have determined that there was no material market risk exposure to our consolidated financial position, results of operations or cash flows as of such date. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

        Foreign Currency Exchange Rates.    The objective of our financial risk management is to minimize the negative impact of foreign currency exchange and interest rate fluctuations on our earnings, cash flows and equity. We enter into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. The counterparties are major financial institutions. We enter into forward foreign currency contracts to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting our risks that would otherwise result from changes in exchange rates. During 2003, the only transactions we hedged were for inventory purchase orders placed with foreign vendors for which the purchase order had to be settled in the foreign vendor's currency. The periods for the forward foreign exchange contracts correspond to the periods of the hedged transactions. Gains and losses on forward foreign exchange contracts are reflected in the income statement at the time the inventory was sold and were immaterial to us as a whole for the six months ended June 30, 2003 and 2002.

        The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At June 30, 2003, the difference between the fair value of all outstanding contracts and the face amount of such contracts was immaterial. A large fluctuation in exchange rates for these currencies could have a material affect on their fair value; however, because we only use these forward foreign currency contracts to hedge future inventory purchases at a fixed price in the vendor's foreign currency at the time the purchase order is made, any fluctuations in the exchange rate should not materially affect us.

        The table below provides information about our forward foreign currency contracts that are sensitive to foreign currency exchange rates and presents such information in U.S. dollar equivalents because that is our reporting currency:

Expected Maturity (at December 31, 2002)
(U.S. dollar equivalent in thousands)

Currency	Contract Amount	Weighted Average Contract Exchange Rate	Fair Value
Euro	$418	1.0330	$423

You can find more information about the accounting policies for our forward foreign currency contracts and our financial instruments in Notes 1 and 9 of the notes to our audited consolidated financial statements included elsewhere in this prospectus supplement.

        Interest Rates.    We had both fixed rate and variable rate debt as of June 30, 2003. We do not hold any derivatives related to interest rate exposure for any of our debt facilities.

        The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise.

        The table below provides information about our debt obligations that are sensitive to changes in interest rates:

Expected Maturity
(In thousands)

	Year Ended December 31,
	2003	2004	2005	2006	2007	Total
Long Term Debt
Variable Rate Debt(1)	$—	$—	$—	$—	$—	$—
Fixed Rate Debt(2)	$—	$—	$—	$—	$69,000	$69,000
Average Interest Rate	11.00%	11.00%	11.00%	11.00%	11.00%

(1)
In February 2003, we repaid $4.2 million of variable rate debt at December 31, 2002.

(2)
We have announced that we intend to redeem the entire $69 million outstanding aggregate principal amount of the notes in the fourth quarter of 2003 at a redemption price equal to 103.67% of the aggregate principal amount of the notes plus accrued and unpaid interest. We intend to fund the redemption primarily using cash on hand and, to the extent necessary, borrowings under our senior credit facility.

You can find more information about our debt in Notes 3 and 9 of the notes to our audited consolidated financial statements included elsewhere in this prospectus supplement.

BUSINESS

Overview

        We are a leading closeout retailer of upscale home furnishings, gifts and related items in the United States. We opened our first store in 1974 and operated 556 stores in 42 states as of September 30, 2003. Our stores operate during periodic "sales events," each of which lasts from three to five weeks. We are generally closed for the months of January and July, which are traditionally weak months for retailers, and during short intervals between sales events to stock merchandise for the next sales event. We purchase first quality, brand name merchandise at closeout and sell it at prices 50% to 80% below those generally charged by department stores and specialty and catalog retailers. We do not sell seconds, irregulars or factory rejects.

        We believe that our well-recognized, first quality brand name merchandise and value-based pricing have enabled us to establish and maintain strong customer loyalty. Our customers, who are predominantly women from middle- and upper-income households, are brand savvy, value-conscious customers seeking quality products at discount pricing. While we offer our customers consistent merchandise categories, each sales event features limited quantities of new and appealing products within these categories, creating a "treasure hunt" atmosphere in our stores. Our closeout merchandise has included brand name items such as Marquis crystal, Steinbach and Hummel collectibles, Royal Doulton and Wedgwood china and giftware, Martex bath towels, Samsonite luggage, Madame Alexander dolls, Calphalon cookware, Krups, KitchenAid and Cuisinart appliances and Wallace flatware.

        We believe that our customers are attracted to our stores by our advertising and direct mail program that emphasizes the limited quantities of first quality, brand name merchandise which we offer at attractive prices, rather than location. This has allowed us to open our stores in secondary locations of major suburban markets such as strip malls and warehouse zones, near our middle and upper income customers. We are able to obtain flexible lease terms because of our flexibility in site selection and our no-frills format, which allows us to use a wide variety of space configurations. The size of our stores averaged approximately 8,700 square feet in 2002 and our annual rent per store was approximately $73,000, resulting in store rent as a percentage of net sales of 5%.

        In 2002, we recorded net sales of $728.8 million and operating income of $85.7 million, each representing compounded annual growth of 17% and 18%, respectively, since 1998. During the six months ended June 30, 2003, we recorded net sales of $327.8 million and operating income of $24.3 million, an increase of 11.3% and 14.6%, respectively, compared to the same six month period ending in 2002.

Key Operating Strengths

        Our success is based on the following operating strengths:

  •
  Unique Event-Based Format.    We distinguish ourselves from other retailers with a unique "event-based" selling strategy, creating the excitement of multiple "grand openings" and "closeout sales" each year. Merchandise is available in limited quantities and is generally not replenished during a sales event. We believe that the closing and reopening of our stores and the continually changing selection of products heightens customers' expectations of finding new and undiscovered merchandise. We also believe that the limited quantities of specific items intensify customers' sense of urgency to buy our merchandise. Accordingly, we have historically generated approximately 40% of an event's total sales in the first five days of the event. Although we intend to continue to pursue this strategy, in 2002 we began increasing the frequency of shipments to our stores of new and different merchandise during the later stages of sales events to encourage new and repeat customer visits.

  •
  Strong Sourcing Capabilities and Purchasing Flexibility.    We have developed strong sourcing capabilities that provide us favorable access to first quality, brand name merchandise at attractive prices. In many cases, we are the retailer of choice to liquidate inventory due to our ability to make purchasing decisions quickly and to rapidly sell large quantities of merchandise without disrupting the manufacturers' traditional distribution channels or compromising their brand image. Our flexible purchasing strategy allows us to pursue new products and merchandise categories from vendors as opportunities arise. We employ an experienced buying team, which has grown from 10 buyers in 1993 to 23 buyers currently, with an average of approximately 25 years of retail experience. Our buyers and our reputation as a preferred, reliable closeout retailer have enabled us to establish long-term relationships with a diverse group of top-of-the-line vendors.

  •
  Loyal Customer Base of Brand Savvy and Value-Conscious Consumers.    We have a loyal customer base consisting primarily of women ranging in age from 35 to 54 from middle- and upper- income households with a median annual family income of over $60,000. In addition to making purchase decisions based on brand names and product quality, our customers are also value-conscious. We believe our value-based pricing, which enables our customers to realize savings of 50% to 80% over competing department store retail prices, has resulted in strong customer loyalty and satisfaction. We have developed and currently maintain a proprietary mailing list consisting of over 6.5 million customers. These customers have visited our stores and requested mailings to alert them of upcoming sales events and the brand name merchandise and prices to be offered, prior to the advertising of a sales event to the general public.

  •
  Attractive Store Level Economics.    We have strong store level economics due to our low store operating expenses and the low initial investment required to open new stores. Our destination-oriented retail format allows us to open stores in a wide range of locations, resulting in attractive lease rates compared to those of other retailers. In addition to our low real estate costs, we maintain low operating and depreciation costs due to our no-frills, self-service format. Because we use low cost store fixtures and have low pre-opening costs, our new stores require a low initial investment and have historically generated a very attractive return on investment in their first full year.

  •
  Disciplined Inventory and Supply Chain Management.    We have developed disciplined inventory control and supply chain management procedures. Our purchasing flexibility and strong relationships with vendors allow us to coordinate the timing of purchases and receipt of merchandise closely with our sales events. Our merchandise and distribution systems allow us to quickly and efficiently process and ship merchandise from our distribution center to our stores. Finally, our point-of-sale systems allow us to effectively manage our inventory levels and sales performance. Our supply chain initiatives have allowed us to significantly reduce purchasing lead times and the amount of time we warehouse merchandise. Furthermore, these initiatives have resulted in a significant improvement in our inventory turnover ratio, which increased from 1.97 times in 2000 to 3.02 times in 2002. We have also doubled our shipping and sorting capacity at our main distribution center from approximately 400 to 800 stores to allow for future growth.

Growth Strategy

        Our growth strategy is to continue to build on our position as a leading closeout retailer of upscale home furnishings, gifts and related items in the United States by:

  •
  Expanding Our Store Base.    Our expansion strategy is to open new stores in both new and existing markets. We are able to balance the cost of new market entry by leveraging advertising, purchasing, distribution and regional overhead expenses in existing markets. Since our initial public offering in April 1999, we have expanded from 354 stores in 36 states to 556 stores in 42 states as of September 30, 2003. We plan to increase our store base by approximately 20 additional stores in the fourth quarter of 2003. We believe that there is substantial opportunity for future growth, and do not anticipate any difficulties in identifying suitable additional store locations in areas with our target customer demographics.

  •
  Enhancing Sales Productivity.    We intend to increase our number of customer transactions and the average transaction value per customer by refining our merchandise mix and through other operating initiatives. We have increased our merchandise offerings throughout each sales event by doubling the number of shipments per year to our stores. We believe this will attract new customers, encourage repeat visits by existing customers and increase our average transaction value during the later stages of each sales event. We have also increased staffing levels at some of our high volume stores in an effort to improve our customer service levels and thereby improve our sales volumes. In addition, we are upgrading our point-of-sale systems at all stores to reduce checkout times during peak periods of sales events. We expect these and other initiatives to continue to improve our sales productivity in the remainder of 2003 and beyond.

  •
  Extending Our Customer Reach.    We have developed and currently maintain a proprietary mailing list of over 6.5 million customers. Historically, we have used direct mailings and newspaper and print advertising to attract customers to our stores. While we believe these programs remain effective, we believe radio and television advertising also represent an effective means to attract new customers as well as to encourage repeat visits by our existing customers. We initiated the use of radio advertising in some of our markets in 2002, and believe that this advertising will allow us to expand our customer base and also to increase consumer awareness of Tuesday Morning. We have used television advertising in select markets in 2003 and expect to continue our use of television advertising in 2004.

Industry Trends

        As a leading closeout retailer of home furnishings, gifts and related items, we believe that we are benefiting from broad consumer trends. During the 1990's, the home furnishings market grew rapidly as aging baby boomers became homeowners and increasingly invested in their homes. This trend was further reinforced by a strong mortgage refinancing cycle in 1998 and 1999, resulting in approximately $18 billion devoted to home improvement and related spending, according to Federal Reserve surveys. We believe a second mortgage refinancing cycle took place at the end of 2001 and continued throughout 2002 and 2003. Based on historical trends, this is expected to result in additional spending for home furnishings. A growing emphasis on value has also resulted in fast growing retail sales for discount retailers, such as ourselves.

        In addition, as a closeout retailer of first quality, brand name merchandise, we benefit from attractive characteristics of the closeout industry. Closeout merchandise is generally available to closeout retailers at low prices for a variety of reasons, including the inability of a manufacturer to sell merchandise through regular channels, the discontinuance of merchandise due to a style or color change, the cancellation of orders placed by other retailers and the termination of business by a manufacturer or wholesaler. Occasionally, the closeout retailer may be able to purchase closeout merchandise because a manufacturer has excess raw materials or production capacity. Typically, closeout retailers have lower merchandise costs, capital expenditures and operating costs, allowing them to sell merchandise at lower prices than other retailers.

        Finally, we benefit from several trends in the retailing industry. The increase in "just-in-time" inventory management techniques and the rise in retailer consolidation have both resulted in a shift of inventory risk from retailers to manufacturers. In response to an increasingly competitive market, manufacturers are introducing new products and new packaging more frequently. We believe that these trends have helped make the closeout retailer an integral part of manufacturers' overall distribution strategies. As a result, we believe manufacturers are increasingly looking for larger, more sophisticated closeout retailers such as Tuesday Morning that can purchase larger and more varied quantities of merchandise and can control the distribution and advertising of specific products in order to minimize disruption to the manufacturers' traditional distribution channels.

Products

        We sell upscale home furnishings, gifts and related items. We do not sell seconds, irregulars or factory rejects. Our merchandise primarily consists of lamps, rugs, crystal, dinnerware, silver serving pieces, gourmet housewares, bathroom, bedroom and kitchen accessories, linens, luggage, Christmas trim, toys, stationery and silk plants. We specialize in well-recognized, first quality, brand name merchandise, which has included Marquis crystal, Steinbach and Hummel collectibles, Royal Doulton and Wedgwood china and giftware, Martex bath towels, Samsonite luggage, Madame Alexander dolls, Calphalon cookware, Krups, KitchenAid and Cuisinart appliances and Wallace flatware and many others.

        We differ from discount retailers in that we do not stock continuing lines of merchandise. Because we offer a continuity of merchandise categories with changing individual product offerings, we provide our customers a higher proportion of new merchandise items than general merchandisers. We are continually looking to add new complementary merchandise categories that appeal to our customers.

Purchasing

        Since our inception, we have not experienced any significant difficulty in obtaining first quality, brand name closeout merchandise in adequate volumes and at attractive prices. As industry trends such as "just in time" inventory management, retailer consolidation and more frequent order cancellations by retailers place more inventory risk on manufacturers, we believe we will see an increase in the number of vendors looking for effective ways to reduce excess inventory. In addition, as we continue to increase our number of stores and distribution capacity, we believe our purchasing capacity will continue to increase and enable us to acquire larger quantities of closeout merchandise from individual vendors and manufacturers. Improvements in our distribution processes also allow us to put acquired merchandise in our stores more quickly, which increases our purchasing flexibility. As a result of these trends and initiatives, we believe we will be able to take advantage of more, and often larger, buying opportunities as well as offer an enhanced selection of products to our customers. In 2002, our top ten vendors accounted for approximately 14.3% of total purchases, with no one vendor accounting for more than 2.3%.

Pricing

        Our pricing policy is to sell all merchandise at 50% to 80% below the retail prices generally charged by department and specialty stores. Prices are determined centrally and are uniform at all of our stores. Once a price is determined for a particular item, labels displaying three-tiered pricing are affixed to the product. A typical price tag displays a competitor's "regular" price, a competitor's "sale" price and the Tuesday Morning closeout price. Our management and buyers verify retail prices by reviewing prices published in advertisements and catalogues and manufacturers' suggested retail price lists and by visiting department or specialty stores selling similar merchandise. Our management information systems provide daily sales and inventory information, which enables us to markdown unsold merchandise on a timely and systematic basis and thereby effectively manage inventory levels.

Advertising

        We plan and implement an advertising program for each sales event. Prior to each sales event, we initiate a direct mailing to customers on our mailing list, which consists of over 6.5 million customers who have previously visited our stores and requested mailings. These direct mailings alert customers to the opening of a sales event and the merchandise and prices we offer. We also communicate with customers by advertising in local newspapers in each of our markets, through our web site and through our e-mail program. We currently maintain over 275,000 customer e-mail addresses.

        While we believe our direct mailings and newspaper and print advertising remain effective, we believe radio and television advertising also represent an effective means to attract new customers as well as to encourage repeat visits by existing customers. In 2002, we initiated the use of radio in some of our markets and, based on preliminary results, believe that radio advertising will allow us to expand our customer base and also to increase consumer awareness of Tuesday Morning. We have used television advertising in select markets in 2003 and expect to continue our use of television advertising in 2004.

Stores and Store Operations

        Site Selection.    Since our initial public offering in April 1999, we have expanded from 354 stores in 36 states to 556 stores in 42 states as of September 30, 2003. We plan to increase our store base by approximately 20 additional stores in the fourth quarter of 2003. We expect our new stores to be similar in appearance and operation to our existing stores, and do not anticipate any difficulties in identifying suitable additional store locations in areas with our target customer demographics.

        We believe that our customers are attracted to our stores by our advertising and direct mail program that emphasize the limited quantities of first quality, brand name merchandise which we offer at attractive prices, rather than by location. This has allowed us to open our stores in secondary locations of major suburban markets, such as strip malls and warehouse zones, near our middle- and upper-income customers. We are able to obtain favorable lease terms because of our flexibility in site selection and our no-frills format, which allows us to effectively use a wide variety of space configurations. As a result of this opportunistic approach to site selection, we believe our real estate costs are significantly lower than those of other retailers.

        Store Leases.    Our annual rent per store was approximately $73,000 and store rent, as a percent of net sales, was 5.0% for 2002. Some of our leases also provide for contingent rent based upon store sales exceeding stipulated amounts, but we have historically incurred the contingent rent obligations in only about one-third of those leases.

        Our store leases typically include "kick clauses," which allow us, at our option, to exit the lease 18 to 24 months after entering into the lease. These kick clauses, when combined with our inexpensive and portable store fixtures, provide us with significant flexibility in opening new stores by allowing us to quickly and cost-effectively vacate a site that does not meet our sales expectations. As a result, we seldom operate locations with store level operating losses.

        Store Layout.    Our opportunistic site selection and "no-frills" approach to presenting merchandise allow us to use a wide variety of space configurations. The size of our stores generally ranges from 5,000 to 13,000 square feet and averaged approximately 8,700 square feet in 2002, and will average approximately 9,000 square feet in 2003. We have designed our stores to be functional, with little emphasis placed upon fixtures and leasehold improvements. We display all merchandise at each store by type and size on racks or counters, and we maintain a minimum inventory in stockrooms.

        Store Operations.    We operate our stores during periodic "sales events," each of which lasts from three to five weeks. We are predominantly closed for the months of January and July, which are traditionally weak months for retailers. We also close during the intervals between sales events to stock merchandise for the next event. We have recently increased the frequency of shipments of new merchandise during a sales event, which has resulted in improved efficiency of merchandise receiving and restocking activities at our stores.

        Store Management.    Each store has a manager who is responsible for recruiting, training and supervising store personnel and assuring that the store is managed in accordance with company guidelines and established procedures. Store managers are full-time employees. When sales events are not in progress, these employees review store inventory and supervise restocking activities in preparation for the next sales event. We employ temporary employees at each Tuesday Morning store to serve as cashiers and to assist in stocking during sales events. These temporary employees generally return to work in subsequent sales events, reducing the need for new hiring prior to each sales event. Typically, we employ more temporary employees during the first few days of a sales event, when customer traffic is highest.

        Members of our management visit selected stores while sales are in progress to review inventory levels and presentation, personnel performance, expense controls, security and adherence to company procedures. In addition, regional managers periodically meet with management to review store policies and to discuss purchasing, merchandising and advertising strategies for future sales events.

Properties

        Stores.    We lease all of our stores from unaffiliated third parties, except that we own one store located adjacent to our distribution center. At December 31, 2002, the remaining terms of our store leases ranged from three months to approximately ten years. The average initial term of a store lease is approximately five years. We intend to lease all of our new stores from unaffiliated third parties.

        Distribution Facilities and Corporate Headquarters.    We own approximately 1,431,000 square feet of building space in the Dallas, Texas metropolitan area. This space includes a 79,000 square foot building acquired in September 2002 for approximately $4 million, which houses our corporate offices. The distribution space includes 282,000 square feet that we acquired in January 2002 for approximately $11 million and expanded during 2002. This space houses our distribution center and one store. We lease an additional 281,000 square feet of warehouse space near the distribution center. The leases related to this warehouse space expire in July 2004. We also lease 218,000 square feet of land for trailer storage, which expires in December 2013. We believe our current distribution facilities are adequate to meet our requirements for the next several years. We, however, will need to acquire or lease additional warehouse space in approximately four to five years to accommodate our distribution requirements as our store base grows.

Distribution

        An important aspect of our success involves our ability to sort and distribute inventory quickly and efficiently. All of our merchandise is ordered, received, inspected, counted, priced, ticketed and designated for individual stores at our central distribution center in the Dallas, Texas metropolitan area. As a general rule, we carry similar products in each of our stores, but the amount of inventory each store is allocated varies depending upon size, location and sales projections for that store. Consistent with our sales event strategy, we ship most of our merchandise to our stores within a few weeks of its arrival at our distribution center. We generally do not replenish existing merchandise during a sales event.

        In 2001, we improved our automation systems, reconfigured and expanded our distribution equipment and facilities and installed truck loading equipment in order to increase our processing, sorting and shipping capacity and provide growth capacity for the next several years. We have also cut the time merchandise remains in our distribution center from several months to just a few weeks and have increased store deliveries from 14 to 28 times per year, all of which has allowed us to significantly reduce the amount of inventory stored at our distribution center and maintain more consistent in-store inventory levels. The increased number of shipments also allows our stores to process shipments more effectively and restock their shelves with new merchandise during sales events.

        We use a bar-coded location system to track inventory from the time it is received until it is shipped to our stores. This system allows us to locate, price, sort and ship merchandise efficiently from our central distribution center.

        We use common and contract carriers to distribute merchandise to our stores.

Management Information Systems

        We have invested significant resources in computers, bar code scanners and radio frequency terminals, software programming and related equipment, technology and training, and we will continue to update these systems as necessary. We maintain a corporate local area network computer system, which integrates purchase orders, imports, transportation, distribution, point of sale and financial systems and enables us to efficiently control and process our inventory.

        At the store level, we have IBM computer-based registers that capture daily sales data at the SKU level. Sales information, inventory information, open to buy, and other operational data is distributed daily to all levels of management and to the individuals or groups that have responsibility for specific segments of the business.

Competition

        We believe the principal factors by which we compete are price and product offering. We believe we compete effectively by pricing the merchandise we sell at 50% to 80% below department and specialty store prices and by offering a broad assortment of high-end, first quality, brand name merchandise. We currently compete against a diverse group of retailers, including department and discount stores and catalog retailers, which sell, among other products, home furnishing and related products. We also compete in particular markets with a substantial number of retailers that specialize in one or more types of home furnishing products that we sell. Certain of these competitors have substantially greater financial resources that may increase their ability to purchase inventory at lower costs or to initiate and sustain aggressive price competition.

        We are distinguishable from our competitors in several other respects. Unlike our competitors, which primarily offer continuing lines of merchandise, we offer changing lines of merchandise depending on availability at suitable prices. Most retailers in the closeout retailing industry are either general merchandisers or focus on apparel, while our focus is on upscale home furnishings and related items. In addition, most closeout retailers focus on lower and middle income consumers, while we generally cater to middle and upper-income customers. Finally, unlike other closeout retailers which operate on a year-round basis, we operate on a sales event basis. We believe that our periodic schedule of openings and closings creates a sense of urgency and excitement on the part of our customers because they know that the availability of merchandise during a sales event is limited.

Employees

        At September 30, 2003, we employed 1,694 persons on a full-time basis and 5,655 individuals on a part-time basis. Our employees are not represented by any union. We have not experienced any work stoppage due to labor disagreements and we believe that our employee relations are good.

Trademarks and Tradenames

        We have registered the name "Tuesday Morning" as a service mark with the United States Patent and Trademark Office.

Legal Proceedings

        During 2002 and 2001, we were named as a defendant in three complaints filed in the Superior Court of the State of California in and for the County of Los Angeles. The plaintiffs are seeking to certify a statewide class made up of some of our current and former employees, which they claim are owed compensation for overtime wages, penalties and interest. The plaintiffs are also seeking attorney's fees and costs. On October 9, 2003, we entered into a settlement agreement with a sub-class of these plaintiffs consisting of managers-in-training and management trainees. This settlement agreement will not be final until it is approved by the court. Additionally, we have received two other similar complaints filed in the states of Colorado and Alabama in 2003. The Alabama suit was dismissed with prejudice on July 21, 2003. We intend to vigorously defend all pending actions. We do not believe these or any other legal proceedings pending or threatened against us would have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

        This section contains information about our executive officers, directors and key employees as of September 30, 2003:

Name	Age	Position
Benjamin D. Chereskin	44	Chairman of the Board
Kathleen Mason	54	President, Chief Executive Officer and Director
Michael J. Marchetti	46	Executive Vice President, Chief Operating Officer
Loren K. Jensen	42	Executive Vice President, Chief Financial Officer and Secretary
G. Michael Anderson	51	Executive Vice President, Buying Group
William C. Estill	53	Senior Vice President, Planning and Allocation
Dennis L. Billings	57	Vice President, Distribution
Terry L. Crump	53	Vice President, Finance
Karen Goodman	54	Vice President, Real Estate
Richard E. Nance	56	Vice President, Information Systems
Jacque H. O'Neill	57	Vice President, Marketing
Andrew Paris	44	Vice President, Store Operations
Marsha Springate	49	Vice President, General Merchandise Manager
Jeff Toffer	53	Vice President, Store Standards
Marvin Wilson	61	Vice President, Special Projects
William J. Hunckler, III	50	Director
Robin P. Selati	37	Director
Henry F. Frigon	68	Director
Sally Frame Kasaks	59	Director
Giles H. Bateman	58	Director

        Mr. Chereskin has served as a director of Tuesday Morning since December 29, 1997. On June 19, 2000, he was appointed Chairman of the Board following the death of Jerry Smith, our former President, CEO and Chairman. Mr. Chereskin is a managing director of Madison Dearborn Partners, LLC, a private equity investment firm which he co-founded in 1993. Prior to 1993, Mr. Chereskin was with First Chicago Venture Capital, a private equity investment firm, for nine years. Mr. Chereskin currently serves on the board of directors of Cornerstone Brands, Inc., NWL Holdings, Inc., Carrols Holdings Corporation, and Family Christian Stores, Inc.

        Ms. Mason was appointed President and Chief Executive Officer and elected to the Board of Directors in July 2000. Previously, Ms. Mason served as President of Filene's Basement, a department store chain, in 1999, President of Homegoods, an off-price home fashion store chain and a subsidiary of TJX Companies, from 1997 to 1999, and as Chairman and Chief Executive Officer of Cherry & Webb, a women's specialty store chain, from 1987 to 1996. She is also on the board of directors of Men's Wearhouse and Genesco. In 1999, forty-five days after she joined Filene's Basement, Filene's Basement filed for relief under Chapter 11 of the United States Bankruptcy Code. Ms. Mason departed Filene's Basement three months later.

        Mr. Marchetti joined Tuesday Morning in February 2001 as Senior Vice President, Strategic Planning and was promoted to Executive Vice President, Operations in February 2002 and Chief Operating Officer in April 2003. From April 1999 to February 2001, Mr. Marchetti was a principal with MarCon Services, Inc., a service company that evaluates system development needs. He also served as Chief Financial Officer of CWT Specialty Stores, the parent company of Cherry & Webb specialty retail stores, from August 1996 to March 1999. In March 1999, CWT Specialty Stores, Inc. was sold to new owners, at which time Mr. Marchetti departed CWT Specialty Stores, Inc. In March 2000, approximately one year following his departure, CWT Specialty Stores, Inc. commenced bankruptcy proceedings.

        Mr. Jensen joined Tuesday Morning in May 2003 as Executive Vice President and Chief Financial Officer. From 1995 to 2003, Mr. Jensen served in several financial capacities, most recently as Vice President, Finance and Corporate Development, for RadioShack Corporation, a specialty consumer electronics retailer.

        Mr. Anderson joined Tuesday Morning in September 1989 as a buyer. In 1991, he was appointed Vice President, Buying, Smallwares Division. Mr. Anderson was appointed Senior Vice President, Buying Group in December 1996 and Executive Vice President in September 2000. Prior to joining Tuesday Morning, Mr. Anderson was a buyer for Affiliated Foods Inc., a wholesale grocery distributor, and Merchandise Manager for Fox-Meyer Drug Company, a drug company.

        Mr. Estill joined Tuesday Morning in December 2002 as Senior Vice President, Planning and Allocation. From January 2001 to June 2002, Mr. Estill was the Vice President, Planning and Allocation for Pacific Sunwear. He also served in a similar position for Cato Stores from March 1993 to January 2001. Prior to 1993, Mr. Estill was employed by Carter Hawley Hale and Mervyn's in a senior position involving planning and allocation.

        Mr. Billings joined Tuesday Morning in July 2002 as Vice President, Distribution. Prior to joining Tuesday Morning, Mr. Billings served as the senior distribution executive for GameStop, the largest video game retailer; Peranet, Coast to Coast Hardware, and FMC Corporation, Construction Equipment Group. Mr. Billings is a retired Air Force and Air National Guard Brigadier General with 26 years of extensive logistics and operations experience.

        Mr. Crump joined Tuesday Morning in August 2002 as Vice President, Finance. Prior to joining Tuesday Morning, Mr. Crump was Executive Vice President and Chief Financial Officer for Marketing Specialists Corporation and O'Sullivan Industries Holding, Inc. From 1975 to 1995, Mr. Crump served in several financial capacities, the last being Vice President and Controller, Retail Services, for Tandy Corporation, now RadioShack.

        Ms. Goodman joined Tuesday Morning in 1982 as a Regional Manager of Store Operations, and became head of the real estate division in 1988. Ms. Goodman was appointed Vice President, Real Estate in 1991. Prior to joining Tuesday Morning, Ms. Goodman was Assistant Managing Director of Lord & Taylor stores located in Chicago and Dallas.

        Mr. Nance joined Tuesday Morning in 1992 as Vice President, Information Systems. Prior to joining Tuesday Morning, Mr. Nance was a consultant with Technology Exchange Network, an information systems consulting group hired by Tuesday Morning in 1991.

        Ms. O'Neill jointed Tuesday Morning in March 1991 as Director of Advertising. She was appointed Vice President of Marketing in 1997. From 1987 to 1991, Ms. O'Neill was Vice President/Account Supervisor for two major advertising agencies in Dallas, Texas. Her prior experience spanned 16 years as Vice President, Advertising, Direct Mail and Corporate Sales, for three major retailers based in Houston, Texas and New York, New York.

        Mr. Paris joined Tuesday Morning in 1990 as Regional Manager of Store Operations. He was appointed Vice President, Store Operations in 1996. Prior to joining Tuesday Morning, Mr. Paris was Manager of Ramp Operations at People Express/Continental Airlines, a commercial airline.

        Ms. Springate joined Tuesday Morning in 1994 as Buyer, Housewares. In 1997, Ms. Springate was made Merchandise Manager and in 1998 Vice President, Divisional Merchandise Manager. In April 2003, Ms. Springate was promoted to Vice President, General Merchandise Manager. Prior to joining Tuesday Morning, Ms. Springate was a buyer for May Co. Department Stores and Federated Department Stores.

        Mr. Toffer joined Tuesday Morning in July 2003 as Vice President, Store Standards. From July 1977 to January 2003, he served in several capacities, most recently as Regional Vice President, Kmart Super Center Division, for Kmart Corporation, a discount general merchandise retailer.

        Mr. Wilson joined Tuesday Morning in 1999 as Vice President, Logistics. From 1998 to 1999, Mr. Wilson was President of Competitive Process Solutions, a business consulting firm. Mr. Wilson served as President at Interlink Technologies, a wholly owned subsidiary of Thomas Group from 1995 to 1997. From 1987 to 1988, Mr. Wilson was Vice President and Senior Partner at the Thomas Group, a business consulting firm.

        Mr. Hunckler has served as a director of Tuesday Morning since December 29, 1997. Mr. Hunckler is a Managing Director of Madison Dearborn Partners, LLC, a private equity investment firm which he co-founded in 1993. Prior to 1993, Mr. Hunckler was with First Chicago Venture Capital, a private equity investment firm, for 13 years. Mr. Hunckler currently serves on the board of directors of Beverages and More, Inc., NWL Holdings, Inc., Peter Piper, Inc. and the Board of Trustees of The University of Chicago Hospitals and Health System.

        Mr. Selati has served as a director of Tuesday Morning since December 29, 1997. Mr. Selati is a Managing Director of Madison Dearborn Partners, LLC, a private equity investment firm, and has been with the firm since 1993. His prior experience was with Alex. Brown & Sons Incorporated, an investment bank, as a Financial Analyst in the consumer/retailing investment banking group. Mr. Selati currently serves on the board of directors of Beverages and More Inc., Peter Piper, Inc., NWL Holdings, Inc., Carrols Holdings Corporation, Family Christian Stores, Inc. and Ruth's Chris Steak House, Inc.

        Mr. Frigon has served as a director of Tuesday Morning since December 1999. He has been a private investor and business consultant since retiring from Hallmark, Inc., a specialty retailer, in December 1994, where he served as Executive Vice President and Chief Financial Officer. Prior to joining Hallmark he served as President and Chief Executive Officer of BATUS, Inc., a retail holding company. Mr. Frigon currently serves on the board of directors of H&R Block, Buckeye Technologies, Packaging Corporation of America, Dimon, Inc. and Syprus Solutions.

        Ms. Kasaks has served as a director of Tuesday Morning since June 1999. She has been a Principal with ISTA Incorporated, a marketing and retail-consulting firm, since January 1997. Previously, Ms. Kasaks served as Chairman and Chief Executive Officer of Ann Taylor Stores, Inc., a specialty retailer, from February 1992 to August 1996 and President and Chief Executive Officer of Abercrombie and Fitch, a specialty retailer, from February 1989 to February 1992. Ms. Kasaks currently serves on the board of directors of Children's Place, Coach, Inc., Pacific Sunwear of California, The White House, Inc. and Cortefiel, S.A.

        Mr. Bateman has served as a director of Tuesday Morning since May 2003. Mr. Bateman was a co-founder in 1976 and served as Chief Financial Officer, Executive Vice President and Director until 1991, of the Price Club, a membership wholesale club. Since 1991, he has served on the board of directors for several companies, including Comp USA Inc., a computer and related products retailer and Cheap Tickets, Inc., a web and call center based retailer of discount travel. Mr. Bateman currently serves on the board of directors of Beverages and More, Inc., Think Outside, Inc., The Return Exchange, Inc. and The Healthy Back Store, Inc.

SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock held, as of September 30, 2003, by the selling stockholders and the number of shares being offered hereby and the number of shares to be owned by the selling stockholders after completion of this offering.

	Shares Beneficially Owned Prior to the Offering			Shares Offered Hereby	Shares Beneficially Owned After the Offering
Name
	Number		Percentage	Number	Number	Percentage
Madison Dearborn Capital Partners II, L.P.	21,213,526	(1)	52.2%	5,725,000	15,488,526	37.9%
Kathleen Mason	566,701	(2)	1.4	150,000	416,701	1.0
Michael J. Marchetti	77,267	(3)	*	25,000	52,267	*

*
Less than 1%

(1)
All of the shares reported are directly owned by Madison Dearborn Capital Partners II, L.P. ("MDCP II"). Madison Dearborn Partners II, L.P. ("MDP II") is the general partner of MDCP II and Madison Dearborn Partners, Inc. ("MDP Inc.") is the general partner of MDP II. MDP II and MDP Inc. may therefore be deemed to have shared voting and dispositive power with respect to all of the shares of our common stock owned by MDP II. The address for MDCP II, MDP II and MDP Inc. is Three First National Plaza, Suite 3800, Chicago, IL 60602.

(2)
Ms. Mason has been granted stock options to acquire an aggregate of 1,250,000 shares, of which 750,000 shares may be acquired at $10.00 per share and 500,000 may be acquired at $20.04 per share. All of the shares reported in the table above are shares issuable upon the exercise of stock options exercisable currently or within 60 days of September 30, 2003. These shares consist of 502,115 shares issuable upon the exercise of stock options with an exercise price of $10.00 per share and 64,586 shares issuable upon the exercise of stock options with an exercise price of $20.04 per share.

(3)
Mr. Marchetti has been granted stock options to acquire an aggregate of 185,000 shares, of which 100,000 shares may be acquired at $8.31 per share, 45,000 shares may be acquired at $16.92 per share and 40,000 may be acquired at $20.01 per share. All of the shares reported in the table above are shares issuable upon the exercise of stock options exercisable currently or within 60 days of September 30, 2003. These shares consist of 56,285 shares issuable upon the exercise of stock options with an exercise price of $8.3125 per share, 15,969 shares issuable upon the exercise of stock options with an exercise price of $16.92 per share and 5,013 shares issuable upon the exercise of stock options with an exercise price of $20.01 per share.

DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of Tuesday Morning consists of 110,000,000 shares, of which (1) 100,000,000 shares are common stock, par value $.01 per share, and (2) 10,000,000 shares are preferred stock, par value $.01 per share. As of September 30, 2003, there were (1) 40,609,275 shares of common stock issued and outstanding and (2) no shares of preferred stock issued and outstanding. In addition, as of September 30, 2003, a total of 2,139,226 shares of common stock were reserved for issuance upon exercise of outstanding options.

        The following summary description of Tuesday Morning's capital stock is not intended to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and by-laws, which we have filed with the SEC.

Common Stock

        Holders of shares of common stock are entitled to one vote for each share held of record on any matter submitted to the holders of common stock for a vote and do not have cumulative voting rights. All shares of common stock outstanding are fully paid and nonassessable, and all of the shares of common stock to be outstanding upon completion of the offerings will be fully paid and nonassessable. Subject to the preference that might be applicable to any outstanding shares of preferred stock and any restrictions that may be imposed by any lender to us, holders of common stock are entitled to receive such dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share equally and ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of our debts and liabilities. The shares of common stock are neither redeemable nor convertible, and the holders of common stock have no preemptive rights to subscribe for or purchase any additional shares of capital stock issued by us.

Preferred Stock

        Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without stockholder approval. Each such series of preferred stock will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

        Pursuant to the Stockholders Agreement described above, we have granted "demand" and "piggyback" registration rights to Madison Dearborn and some of the members of our management. Stockholders with demand registration rights may require us to register their shares of common stock. Stockholders with piggyback registration rights may require us to register their shares of common stock only if we register newly issued common stock or the common stock of any of our stockholders in an underwritten public offering. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration. We must pay the expenses related to the registration and distribution of their shares. This offering is being effected pursuant to the exercise by Madison Dearborn of the second of its three demand registrations under the Stockholders Agreement.

Limitation on Liability and Indemnification of Officers and Directors

        Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

        Our certificate of incorporation and by-laws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to Tuesday Morning, which may include services in connection with takeover defense measures.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Mellon Investor Services, LLC, South Hackensack, New Jersey.

SHARES ELIGIBLE FOR FUTURE SALE

        As of September 30, 2003, we had an aggregate of 40,609,275 shares of our common stock issued and outstanding. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, assuming no exercise of the underwriters' over-allotment option, 15,492,154 shares of our common stock will be restricted securities or control securities, each as defined in Rule 144 under the Securities Act, which may only be sold in the public market if registered under the Securities Act or in accordance with an exemption from the registration requirements of the Securities Act or an exemption from registration under Rule 144 under the Securities Act. All of these shares will be available for sale in the public market, subject to the volume limitations and other conditions of Rule 144, immediately upon the expiration of the lock-up period described below.

        In general, under Rule 144 as currently in effect, if a period of at least one year has lapsed since the later of the date the "restricted securities" were acquired from us or the date they were acquired from an affiliate, then the holder of such restricted securities, including an affiliate, is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through brokers' transactions or in transactions directly with a market maker, as such terms are defined in Rule 144. Sales under Rule 144 are also subject to requirements regarding providing notice of such sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

        Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate, as applicable, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above.

Options

        We filed registration statements in May and November 1999 on Form S-8 under the Securities Act to register approximately 3,200,000 shares of common stock issuable under our stock plans. Shares issued under our stock plans are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-Up Agreements

        Our executive officers and directors and Madison Dearborn have agreed that they will not offer, sell or otherwise dispose of any shares of our capital stock or any securities which may be converted into or exchanged for any shares of our capital stock until 90 days after the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. and Credit Suisse First Boston LLC.

UNDERWRITING

        Under the terms of an underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K and incorporated by reference into the accompanying prospectus, each of the underwriters named below for whom Lehman Brothers Inc., Credit Suisse First Boston LLC, Bear, Stearns & Co. Inc., U.S. Bancorp Piper Jaffray Inc., Wachovia Capital Markets, LLC, SG Cowen Securities Corporation and First Albany Corporation are acting as representatives, has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	2,700,000
Credit Suisse First Boston LLC	780,000
Bear, Stearns & Co. Inc	690,000
U.S. Bancorp Piper Jaffray Inc.	690,000
Wachovia Capital Markets, LLC	690,000
SG Cowen Securities Corporation	225,000
First Albany Corporation	225,000

Total	6,000,000

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, namely:

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material change in the financial markets;

  •
  we and the selling stockholders deliver customary closing documents to the underwriters;

  •
  if any of the shares of common stock are purchased from the selling stockholders, then all of the shares which the underwriters agreed to purchase must be purchased; and

  •
  if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Over-Allotment Option

        One of the selling stockholders has granted the underwriters a 30 day option after the date of this prospectus supplement to purchase, from time to time, in whole or in part, up to an aggregate of an additional 900,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

Commissions and Expenses

        The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public price set forth on the cover page of this prospectus supplement, and to selected dealers, at such public offering price less a selling concession not in excess of $0.95 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

        The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 900,000 additional shares from one of the selling stockholders. The underwriting discounts and commissions are equal to the public offering price per share less the amount per share the underwriters respectively pay us and the selling stockholders per share.

		Total
	Per Share	Without Over-allotment	With Over-allotment
Paid by Tuesday Morning	$1.59	$159,000	$159,000
Paid by selling stockholders	$1.59	$9,381,000	$10,812,000

        We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $800,000. We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions.

Lock-Up Agreements

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. and Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plan in existence on the date hereof.

        Our executive officers and directors and Madison Dearborn have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc. and Credit Suisse First Boston LLC, they will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock until 90 days after the date of this prospectus supplement.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

  •
  Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriter make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

        In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stamp Taxes

        Purchasers of the shares of common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement.

Other Relationships

        Lehman Brothers Inc., Bear, Stearns & Co. Inc., U.S. Bancorp Piper Jaffray Inc. and Wachovia Capital Markets, LLC and their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us for which they have received and will receive customary compensation.

Electronic Distribution

        A prospectus supplement accompanied by a prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the underwriter's or any selling group member's web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

        This prospectus supplement and the accompanying prospectus are not, and under no circumstances are to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

        This prospectus supplement and the accompanying prospectus are for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

        Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus supplement, the accompanying prospectus or any other information provided by us or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

        The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        Each Canadian investor who purchases shares will be deemed to have represented to us, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under "Resale Restrictions" above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an "accredited investor" as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an "accredited investor", other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a "sophisticated purchaser" within the meaning of Section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

        Any discussion of taxation and related matters contained in this prospectus supplement and the accompanying prospectus do not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

        Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus supplement and the accompanying prospectus shall have a statutory right of action for damages or rescission against us and any selling stockholder in the event this prospectus supplement or the accompanying prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus supplement and the accompanying prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against us or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of

Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

        The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which we and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under "Enforcement of Legal Rights".

        The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

        We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

        Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

        The validity of the common stock offered hereby is being passed upon by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a partnership that is an investor in Madison Dearborn Capital Partners II, L.P. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Madison Dearborn Partners, Inc. and certain of its affiliates in connection with certain legal matters. The underwriters have been represented by Weil, Gotshal & Manges LLP, New York, New York.

        Separate financial statements of the subsidiaries of Tuesday Morning Corporation which are guarantors under the indenture governing the senior subordinated notes of Tuesday Morning Corporation (the "Subsidiary Guarantors") are not presented herein because the parent company has no operations or assets separate from its investment in the Subsidiary Guarantors, the Subsidiary Guarantors are wholly owned and represent all of the direct and/or indirect subsidiaries of the parent company and the guarantees of the Subsidiary Guarantors are full and unconditional and joint and several with the other Subsidiary Guarantors.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Tuesday Morning Corporation:

        We have audited the accompanying consolidated balance sheet of Tuesday Morning Corporation, a Delaware corporation, and its subsidiaries as of December 31, 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Tuesday Morning Corporation as of December 31, 2001 and for each of the two years in the period then ended were audited by other auditors who ceased operations. These auditors expressed an unqualified opinion on those financial statements in their report dated February 19, 2002.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tuesday Morning Corporation as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

ERNST&YOUNG LLP
Dallas, Texas
February 14, 2003

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Company's filing on Form 10-K for the fiscal year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this prospectus supplement nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this prospectus supplement or the accompanying prospectus. For further discussion, see Exhibit 23.2 to the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Tuesday Morning Corporation:

        We have audited the accompanying consolidated balance sheets of Tuesday Morning Corporation, a Delaware corporation, and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tuesday Morning Corporation and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Dallas, Texas
February 19, 2002

TUESDAY MORNING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share data)

	As of December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$31,929	$82,270
Inventories	134,947	127,843
Prepaid expenses and other current assets	4,265	3,463
Deferred income taxes	2,934	8

Total current assets	174,075	213,584

Property and equipment, at cost	124,366	90,217
Less accumulated depreciation	(56,870)	(49,279)

Net property and equipment	67,496	40,938

Due from officers.	—	175
Deferred financing costs	2,879	3,905
Other assets	844	405

Total Assets	$245,294	$259,007

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion—long-term debt	$650	$53,059
Revolving credit facility	—	—
Accounts payable	59,075	38,437
Accrued liabilities	25,790	17,989
Income taxes payable	13,365	13,327

Total current liabilities	98,880	122,812

Long-term debt, excluding current portion	72,574	113,146
Deferred income taxes	4,665	2,995

Total Liabilities	176,119	238,953

Commitments and contingencies
Shareholders' equity:
Common stock, par value $.01 per share, authorized 100,000,000 shares; 40,224,323 and 39,771,654 shares issued and outstanding at December 31, 2002 and 2001, respectively	402	398
Additional paid-in capital	177,118	172,176
Retained deficit	(108,533)	(152,614)
Accumulated other comprehensive income	188	94

Total Shareholders' Equity	69,175	20,054

Total Liabilities and Shareholders' Equity	$245,294	$259,007

The accompanying notes are an integral part of these consolidated financial statements.

TUESDAY MORNING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended December 31,
	2002	2001	2000
Net sales	$728,846	$642,398	$586,867
Cost of sales	461,317	421,703	389,967

Gross profit	267,529	220,695	196,900
Selling, general and administrative expenses	181,810	152,119	134,063

Operating income	85,719	68,576	62,837
Other income (expense):
Interest income	263	237	119
Interest expense.	(13,775)	(19,312)	(22,962)
Other income (expense)	(271)	570	(694)

	(13,783)	(18,505)	(23,537)

Income before income taxes	71,936	50,071	39,300
Income tax expense	27,855	19,127	14,733

Net income	$44,081	$30,944	$24,567

Earnings Per Share
Net income per common share:
Basic	$1.10	$0.78	$0.63
Diluted	$1.07	$0.76	$0.61
Weighted average number of common shares:
Basic	40,037	39,673	39,278
Diluted	41,238	40,730	40,492

The accompanying notes are an integral part of these consolidated financial statements.

TUESDAY MORNING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

Years ended December 31, 2002, 2001 and 2000

(In thousands)

	Common Stock
			Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity (Deficit)
	Shares	Amount
Balance at December 31, 1999	38,848	$388	$171,789	$(208,125)	$—	$(35,948)
Comprehensive income
Net earnings	—	—	—	24,567	—	24,567
Unrealized gain on securities, net of tax	—	—	—	—	124	124

Total comprehensive income	—	—	—	—	—	24,691
Shares issued in connection with employee stock option plan/stock purchase plan	715	7	93	—	—	100

Balance at December 31, 2000	39,563	395	171,882	(183,558)	124	(11,157)
Comprehensive income
Net earnings	—	—	—	30,944	—	30,944
Unrealized loss on securities, net of tax	—	—	—	—	(18)	(18)
Unrealized loss on foreign exchange contracts, net of tax	—	—	—	—	(12)	(12)

Total comprehensive income	—	—	—	—	—	30,914
Shares issued in connection with employee stock option plan/stock purchase plan	209	3	294	—	—	297

Balance at December 31, 2001	39,772	398	172,176	(152,614)	94	20,054
Comprehensive income
Net earnings	—	—	—	44,081	—	44,081
Unrealized gain on securities, net of tax	—	—	—	—	199	199
Unrealized loss on foreign exchange contracts, net of tax	—	—	—	—	(105)	(105)

Total comprehensive income	—	—	—	—	—	44,175
Shares issued in connection with employee stock option plan/stock purchase plan	302	3	956	—	—	959
Shares issued under secondary offering	150	1	2,230	—	—	2,231
Tax benefit of employee stock options exercised	—	—	1,640	—	—	1,640
Other	—	—	116	—	—	116

Balance at December 31, 2002	40,224	$402	$177,118	$(108,533)	$188	$69,175

The accompanying notes are an integral part of these consolidated financial statements.

TUESDAY MORNING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2002	2001	2000
Net cash flows from operating activities:
Net income	$44,081	$30,944	$24,567
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,591	6,075	5,339
Amortization of financing fees	2,353	2,018	1,368
Deferred income taxes	(1,256)	(290)	330
Tax benefit of employee stock option exercises	1,640	—	—
(Gain) on marketable securities	(106)	—	(92)
(Gain) loss on disposal of fixed assets	145	(15)	1,292
Change in operating assets and liabilities:
Inventories	(6,905)	46,952	(33,279)
Prepaid and other current assets	(802)	80	(188)
Other assets	(439)	(50)	(28)
Accounts payable	20,638	(4,804)	3,750
Accrued liabilities	7,802	2,688	3,040
Income taxes payable	38	7,872	(3,713)

Total adjustments	30,699	60,526	(22,181)

Net cash provided by operating activities	74,780	91,470	2,386

Net cash flows from investing activities:
Loans to officers	—	(75)	(356)
Repayments of loans from officers	175	256	—
Proceeds from sale of assets	—	38	15
Capital expenditures.	(34,294)	(9,550)	(11,046)

Net cash used in investing activities	(34,119)	(9,331)	(11,387)

Net cash flows from financing activities:
Payment of debt and mortgages	(92,981)	(20,820)	(13,767)
Proceeds from increase in Senior Credit Facility	—	—	25,000
Payment of financing fees	(1,327)	(232)	(1,241)
Proceeds from exercise of common stock options and stock purchase plan purchases	959	297	100
Net proceeds from secondary	2,231	—	—
Other	116	—	—

Net cash provided by (used in) financing activities	(91,002)	(20,755)	10,092

Net increase (decrease) in cash and cash equivalents	(50,341)	61,384	1,091
Cash and cash equivalents, beginning of period	82,270	20,886	19,795

Cash and cash equivalents, end of period	$31,929	$82,270	$20,886

Supplemental cash flow information:
Interest paid	$13,691	$19,893	$22,657
Income taxes paid.	27,904	11,783	18,387
Non-cash items:
Accumulated Comprehensive Income	$94	$(30)	$124

The accompanying notes are an integral part of these consolidated financial statements.

TUESDAY MORNING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts in thousands, except for per share amounts)

(1) Nature of Operations and Summary of Significant Accounting Policies

        The Company owned and operated 515 deep discount retail stores in 42 states at December 31, 2002 (469 and 431 stores at December 31, 2001 and 2000, respectively). The Company sells closeout home furnishings, gifts and related items, which it purchases at below wholesale prices. Company stores are open for periodic sales events, each of which lasts from three to five weeks.

        (a)   Basis of Presentation—The accompanying consolidated financial statements include the accounts of Tuesday Morning Corporation, a Delaware corporation, and its wholly-owned subsidiaries: TMI Holdings, Inc., Tuesday Morning, Inc., Nights of the Week, Inc., Days of the Week, Inc., Tuesday Morning Partners, LTD., and Friday Morning, Inc. (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

        (b)   Cash and Cash Equivalents—The Company's policy is to invest cash in excess of operating requirements in income producing investments. Cash equivalents of $25,574 at December 31, 2002 and $74,864 at December 31, 2001 are investments in money market funds. The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

        (c)   Inventories—Inventories are stated at the lower of cost or market using the retail inventory method on a first-in, first-out basis for store inventory and the specific identification method for warehouse inventory. Buying, distribution, and freight costs are capitalized as part of inventory and are expensed as the related inventory is sold. The Company uses accelerated markdown allowances to promote the effective and timely sale of merchandise that allows it to consistently provide fresher merchandise to its customers. Temporary markdowns are for a designated period of time with markdowns recorded based on quantities sold during the period. Permanent markdowns vary throughout the quarter or year in timing, but are recorded in the books immediately based on total quantities on-hand in the stores. The Company reviews all inventory for lower cost or market issues at the end of each period.

        (d)   Property and Equipment—Property and equipment are stated at cost. Buildings, furniture, fixtures, and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Depreciable Lives
Buildings	30 years
Furniture and fixtures	7 years
Equipment	5 to 7 years

        Improvements to leased premises are amortized on a straight-line basis over the shorter of their useful lives or the term of the related lease.

        (e)   Deferred Financing Costs—Deferred financing costs represent fees paid in connection with obtaining bank and other long-term financing. These fees are amortized over the term of the related financing using the effective interest method.

        (f)    Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment.

        (g)   Self-Insurance Reserves—The Company has agreed to bear a portion of the annual liability to insure for workers compensation claims. Amounts in excess of the designated risk level are covered by the Company's insurance provider. Workers compensation claims may be resolved within a one to two year period; however, workers compensation claims can remain open and active for periods approaching seven years. The Company provides insurance reserves for the total projected ultimate loss of each claim as estimated by its insurance broker.

        (h)   Revenue Recognition—Sales are recorded at the point of sale and conveyance of merchandise to customers. Sales are net of returns and exclude sales tax.

        (i)    Pre-opening Costs—Costs incurred prior to the date that new stores open are expensed as incurred.

        (j)    Advertising—Costs for newspaper, radio and other media are expensed as the advertised events take place. Advertising expense for 2002, 2001 and 2000 was $28,369, $25,271, and $27,581, respectively.

        (k)   Use of Estimates—The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        (l)    Foreign Currency Transactions—The Company enters into foreign currency forward exchange contracts solely to reduce the effects of fluctuating foreign currency exchange rates on merchandise purchases between the order and payment dates, approximately 2 to 6 months. The derivative instruments are designated as cash flow hedges. All foreign currency contracts are issued by one financial institution that is rated as investment grade by a major rating agency. The Company does not utilize derivative financial instruments for trading or speculative purposes.

        The Company adopted Statement of Financial Accounting Standards No. 133 (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities, which changed the way it accounts for financial derivative instruments. SFAS No. 133 requires the Company to record all derivatives on its balance sheet at fair value. Derivatives not designated as hedges must be adjusted to fair value through income. The Company accounts for its foreign currency forward contracts as cash flow hedges, as defined. Changes in the fair value of the contracts that are considered to be effective, as defined, are recorded in other comprehensive income until the hedged item is recorded in earnings. A portion of a change in a derivative's fair value that is considered to be ineffective, as defined, or that the Company has elected to exclude from its measurement of effectiveness, would be immediately recorded in earnings. Effective cash flow hedges are reclassified out of other comprehensive income when the hedged inventory purchased is sold. In general, all of the Company's cash flow hedges are effective.

        The effect of foreign exchange contracts on the Company's financial position is immaterial.

        (m)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Impairment of long-lived assets have not had a material impact on the Company's financial position, results of operations or liquidity for the years presented.

        (n)   Stock Option Plan—The Company grants stock options to certain employees with stock option exercise prices equal to the fair market value of the shares on the date of the grant. The Company has elected to continue to apply the requirements of APB Opinion No. 25 and provide the pro forma disclosure requirements of SFAS No. 123; therefore no compensation expense for the stock option grants has been recognized.

        Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
Net income as reported	$44,081	$30,944	$24,567
Deduct: employee stock based compensation determined under fair value based methods for all awards, net of related tax effects	(1,509)	(788)	(412)

Pro forma net income	$42,572	$30,156	$24,155

Net income per common share
Basic as reported	$1.10	$0.78	$0.63
Basic pro forma	1.06	0.76	0.63
Diluted as reported	1.07	0.76	0.61
Diluted pro forma	1.06	0.74	0.61

        The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions used for options granted in fiscal 2002, 2001 and 2000: the risk free interest rate of 4.2%, 4.9% and 6.2% for fiscal 2002, 2001 and 2000, respectively; expected dividend yield of zero for all years; expected lives 7.5 years for all years and expected volatility of 52%, 51% and 51% for fiscal 2002, 2001 and 2000, respectively. The weighted average fair value of options granted in fiscal 2002, 2001 and 2000 were $20.93, $9.15 and $9.54, respectively.

        (o)   Net Income Per Common Share—Basic net income per common share for the years ended December 31, 2002, 2001 and 2000 are calculated by dividing net income by the weighted average number of common shares outstanding for each period. Diluted net income per common share for the years ended December 31, 2002, 2001 and 2000 are calculated by dividing net income by the weighted average number of common shares including the impact of dilutive common stock options outstanding. See Notes 6 and 12.

        (p)   Recent Accounting Pronouncements—In November, 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees for Indebtedness of Others", which disclosures are effective for financial statements issued after December 15, 2002. While the Company has various guarantees included in contracts or loan agreements in the normal course of business, primarily in the form of indemnities, these guarantees would only result in immaterial increases in future costs, and do not represent significant commitments or contingent liabilities of the indebtedness of others.

        In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, and Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and resolves implementation issues related to SFAS No. 121. SFAS No. 144 was effective for financial statements issued for fiscal years beginning after December 15, 2001. In the first quarter of fiscal 2002, the Company adopted the provisions of SFAS No. 144. This provision did not have a material impact on the consolidated operating results or financial position.

        The Emerging Issues Task Force recently reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor". The Task Force decided that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement unless the consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor's product or services. The Company receives no rebates related to merchandise purchases. However, the Company does, on occasion, receive discounts from vendors related to merchandise purchases. These discounts are recorded into the balance sheet as a reduction in the purchase price of the inventory and the amounts are amortized based on inventory turn throughout the year. These amounts are immaterial to the Company's financial position or results of operations.

        (q)   Comprehensive Income—Comprehensive income represents the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners. The components of comprehensive income are reported in the Consolidated Statements of Shareholders' Equity. A detailed roll forward of accumulated comprehensive income, net of taxes, is as follows:

	Foreign Exchange Contract	Available for Sale Securities	Total Accumulated Other Comprehensive Income
Balance at December 31, 2000	$—	$124	$124
Changes in fair value	(71)	(18)	(89)
Reclassification to earnings	59	—	59

Balance at December 31, 2001	(12)	106	94
Changes in fair value	533	(106)	427
Reclassification to earnings	(333)	—	(333)

Balance at December 31, 2002	$188	$—	$188

        (r)   Segment Accounting—The Company operates as one business segment. Operations at December 31, 2002 consisted of 515 retail stores in 42 states. These stores have a uniform format, uniform hours, the same event calendar and carry the same merchandise (quantities and patterns may vary). Merchandise categories are limited to home furnishings, housewares, gifts and related items. All merchandise is priced uniformly throughout the chain and is distributed from a central distribution system that allocates merchandise to the stores rather than allowing them to reorder.

        (s)   Off-balance Sheet Arrangements—The Company does not have off-balance sheet arrangements or transactions with unconsolidated, limited purpose entities, nor does it have material transactions or commitments involving related persons or entities.

(2) Property and Equipment

        Property and equipment, net of accumulated depreciation, consisted of the following at December 31, 2002 and 2001:

	2002	2001
Land	$8,509	$4,374
Buildings	37,135	20,798
Furniture and fixture	37,254	32,359
Equipment	37,050	28,781
Leasehold improvements	4,418	3,905

	124,366	90,217
Less accumulated depreciation	(56,870)	(49,279)

Net	$67,496	$40,938

(3) Long Term Debt

        In June 1999, the Company purchased a warehouse for $6,500 that it had been leasing. This was financed through a ten-year mortgage with an interest rate of LIBOR plus an applicable margin rate

(2.65% at December 31, 2002) with principal and interest due monthly. This mortgage is secured by the land and buildings and matures June 3, 2009.

        In connection with this mortgage, the Company is limited to a maximum leverage ratio and is required to comply with other financial covenants. At December 31, 2002, the Company was in compliance with these covenants.

        The maturities of the mortgages are as follows:

Year	Amount
2003	$650
2004	650
2005	650
2006	650
2007	650
Thereafter	974

Total	$4,224

        The Company has repaid this mortgage in full in February 2003.

        At December 31, 2002 and 2001, long term debt consisted of the following:

	2002	2001
Mortgages on land and buildings	$4,224	$5,384
Senior Credit Facility	—	91,821
Senior Subordinated Notes	69,000	69,000

Total	73,224	166,205
Less current portion	(650)	(53,059)

Total Long-Term	$72,574	$113,146

        Senior Credit Facility—On December 29, 1997, the Company entered into a senior credit facility, which initially consisted of $110.0 million in term loans and a $90.0 million revolving credit facility. At December 31, 2001, the Company had $91.8 million outstanding under the term loans and no amounts outstanding under the revolving credit facility.

        On September 27, 2002, the Company entered into a new senior credit agreement and terminated its senior credit facility and related revolver and Term A and B loans. This new facility consists of a $135 million revolving credit facility and is for a period of 42 months expiring in March 2006 and may be extended to March 2007 at the Company's request if approved by the revolving credit lenders. The Company's indebtedness under the credit facility is secured by a lien on its inventory, tangible personal property and a second mortgage on its owned real property, as well as a pledge of its ownership interests in all of its subsidiaries. For 15 consecutive days between December 1 and January 31 of each calendar year, beginning in December 2002, the aggregate principal amount of loans outstanding under the revolving credit facility and any swing loans may not exceed $35 million for the period December 2002 through January 2003 and $20 million for all similar annual periods thereafter. The

Company incurs commitment fees of up to 0.50% on the unused portion of the revolving credit facility. This rate is reduced as the Company's leverage ratio improves.

        The Company had no balances outstanding related to the revolving credit facility at December 31, 2002. The remaining availability under the new senior credit facility was $71,311 at December 31, 2002. Any borrowing under the revolver would have incurred interest at LIBOR or the prime rate, depending on the term of the borrowing, plus an applicable margin. As of December 31, 2002 and 2001, the Company had outstanding letters of credit of $3,993 and $1,200, respectively, primarily for insurance and inventory purchases.

        The senior credit facility contains certain restrictive covenants, which among other things, require the Company to comply with certain financial covenants including limitations on dividends, indebtedness, and capital expenditures. As of December 31, 2002, the Company was in compliance with the covenants.

        Senior Subordinated Notes—The $69 million senior subordinated notes bear interest at 11.0% and are due on December 15, 2007. These notes are subordinated to any amounts outstanding under the senior credit facility. Interest is payable on June 15 and December 15 of each year. Beginning December 15, 2002, the senior subordinated notes became subject to redemption at the option of the Company in whole or in part, with proper notice at the redemption prices set forth below, plus accrued interest.

Twelve Month Period Beginning December 15	Percentage of Principal Amount
2002	105.50%
2003	103.67%
2004	101.83%
2005 and thereafter	100.00%

        The senior subordinated notes contain certain restrictive covenants, which among other things, limit the Company's ability to incur additional indebtedness, pay dividends or distributions or make investments. As of December 31, 2002, the Company was in compliance with the covenants.

(4) Accrued Liabilities

        At December 31, 2002 and 2001, the Company had accrued liabilities consisting of the following:

	2002	2001
Sales Tax	$5,949	$5,427
Insurance	4,646	1,705
Accrued wages & benefits	6,687	4,992
Other accrued expenses	8,508	5,865

Total accrued liabilities	$25,790	$17,989

(5) Income Taxes

        Income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000 consist of:

	Current	Deferred	Total
Year ended December 31, 2002
U.S. Federal	$25,775	$(1,051)	$24,724
State and local	3,336	(205)	3,131

Total	$29,111	$(1,256)	$27,855

Year ended December 31, 2001
U.S. Federal	$17,265	$(286)	$16,979
State and local	2,152	(4)	2,148

Total	$19,417	$(290)	$19,127

Year ended December 31, 2000
U.S. Federal	$13,264	$251	$13,515
State and local	1,139	79	1,218

Total	$14,403	$330	$14,733

        A reconciliation of the expected Federal income tax expense at the statutory income tax rate to the actual tax expense follows (based upon a tax rate of 35%):

	2002	2001	2000
Expected Federal income tax expense	$25,178	$17,525	$13,755
State income taxes, net of related Federal tax effect	2,248	1,367	792
Other, net	429	235	186

Total tax expense	$27,855	$19,127	$14,733

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2001 were as follows:

	2002	2001
Deferred tax assets:
Current:
Other payroll and benefits	$936	$461
Inventory markdowns	537	—
Percentage rent	187	303
Self-insurance reserves	1,926	511
Other current liabilities	1,120	703

Total gross deferred tax assets	$4,706	$1,978

Deferred tax liabilities:
Current:
Inventory costs	$513	$602
Prepaid supplies	1,259	1,368
Non-current:
Property and equipment	4,665	2,995

Total gross deferred tax liabilities	6,437	4,965

Net deferred tax liability	$1,731	$2,987

        Management expects the deferred tax assets at December 31, 2002 to be fully recovered and the deferred tax liabilities at December 31, 2002 to be fully satisfied through the reversal of taxable temporary differences in future years as a result of normal business activities. Accordingly, no valuation allowances for deferred tax items were considered necessary as of December 31, 2002 or 2001.

(6) Stock Options

        The Company has established a stock option plan (the "Plan") which allows the Company's Board of Directors to grant stock options to directors, officers, key employees and other key individuals performing services for the Company. The Plan authorizes grants of options to purchase up to 4,800,000 shares of authorized, but unissued common stock. Stock options are granted with an exercise price, terms and vesting determined by the Compensation Committee of the Board of Directors, with certain limitations.

        Options granted under the Plan vest over periods of four to five years. The exercise prices of the options range between $0.20 and $23.00, which approximates fair value on the grant date of the shares of common stock into which such options are exercisable. At December 31, 2002, there were 667,329 additional shares available for grant under the Plan.

        Following is a summary of transactions relating to the Plan's options for the three years ended December 31, 2002:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 1999	1,890,051	0.93
Exercised during year	(712,745)	0.24
Canceled during year	(165,724)	0.20
Granted during year	994,500	9.54

Outstanding at December 31, 2000	2,006,082	5.48
Exercised during year	(209,272)	1.47
Canceled during year	(37,634)	4.51
Granted during year	120,000	9.15

Outstanding at December 31, 2001	1,879,176	6.21
Exercised during year	(302,504)	3.36
Canceled during year	(28,457)	4.39
Granted during year	755,963	21.05

Outstanding at December 31, 2002	2,304,178	$11.47

        As of December 31, 2002, 2001 and 2000, 1,049,192, 754,830 and 372,498, respectively, of options outstanding were exercisable.

        The following table summarized information about stock options outstanding at December 31, 2002.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
$0.20-$1.43	507	5.08	$0.33	489	$0.29
$7.97-$10.00	979	7.60	$9.58	440	$9.70
$13.35-$23.00	818	9.21	$20.65	120	$20.64

Total	2,304	7.62	$11.47	1,049	$6.57

(7) Operating Leases

        The Company leases substantially all store locations under non-cancelable operating leases. Leases for new stores do, however, typically allow the Company to terminate a lease after 18 to 24 months if the store does not achieve sales expectations or another location appears superior. Future minimum rental payments under leases are as follows:

Year	Amount
2003	$40,828
2004	35,088
2005	29,076
2006	23,231
2007	15,955
Thereafter	19,926

Total minimum rental payments	$164,104

        Rental expense for 2002, 2001 and 2000 was $37,751, $33,655 and $28,060, respectively. Rent expense includes rent for store locations and warehouses. Rent based on sales is not material to the Company.

(8) Profit Sharing Plan

        The Company has a 401(k) profit sharing plan for the benefit of its employees. Under the plan, eligible employees may request the Company deduct and contribute from 1% to 20% of their salary to the plan. The Company also contributes 1% of total compensation for all plan participants, and matches a portion of each participant's contribution up to 6% of the participant's compensation.

        The Company expensed contributions of $746, $664 and $573 during the years ended December 31, 2002, 2001 and 2000, respectively.

(9) Financial Instruments

        The following table represents the carrying amounts and estimated fair values of the Company's receivables from officers, variable rate debt, and Senior Subordinated Notes as of December 31, 2002 and 2001:

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets—notes receivable from officers	—	—	$175	$175
Liabilities:
Variable rate debt	4,224	4,224	97,205	97,205
Senior Subordinated Notes	69,000	71,070	69,000	70,035

        The carrying value of the variable rate debt approximates estimated fair value. The fair values of the Senior Subordinated Notes are based on quoted market prices existing at the balance sheet dates. In addition to the above, the Company had various forward foreign currency contracts outstanding at December 31, 2002 and 2001 for the purchase of $418 and $254, respectively of various foreign currencies with fair values of $423 and $248, respectively. The Company's risk that counterparties to these contracts may be unable to perform is minimized by limiting the counterparties to major financial institutions.

(10) Related Party Transactions

        Due From Officers—At December 31, 2002 and 2001, the amount due from officers was zero and $175, respectively. Two notes were initiated during 2000 for $100 and $250 and bear interest at LIBOR plus 2%. These notes were due in 2004. The note for $250 was repaid in August 2001. An additional note was initiated in December 2001 for $75 and bore interest at LIBOR plus 2%. This note was due in 2005. All loans from officers were repaid in full during 2002.

(11) Legal Proceedings

        We are not aware of any legal proceedings pending or threatened against us that we expect would have a material adverse effect on our financial condition or results of operations.

        During 2000 and 2001, Tuesday Morning was named as a defendant in three complaints filed in the Superior Court of the State of California in and for the County of Los Angeles. The plaintiffs are seeking to certify a statewide class made up of some of the Company's current and former employees, which they claim are owed compensation for overtime wages, penalties and interest. The plaintiffs are also seeking attorney's fees and costs. The Company intends to vigorously defend these actions. The Company does not believe this or any other legal proceedings pending or threatened against it would have a material adverse effect on our financial condition or results of operations.

(12) Earnings per Common Share

        The Company has adopted the provisions of SFAS No. 128, "Earnings Per Share". Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

	Years Ended December 31,
	2002	2001	2000
Basic Earnings Per Share:
Net income	$44,081	$30,944	$24,567

Weighted average number of common shares outstanding	40,037	39,673	39,278

Net income per common share	$1.10	$0.78	$0.63

Diluted Earnings Per Share:
Net income	$44,081	$30,944	$24,567

Dilutive effect of employee stock options	1,201	1,057	1,214
Weighted average number of common shares outstanding	40,037	39,673	39,278

Weighted average number of common shares and dilutive effect of outstanding employee stock options	41,238	40,730	40,492

Net income per common share	$1.07	$0.76	$0.61

        Options to purchase common stock of 550,000 shares at prices ranging from $20.20 to $23.00, 100,000 shares at prices ranging from $13.35 to $19.13 and 80,000 shares at prices ranging from $13.95 to $19.13 were outstanding at December 31, 2002, 2001 and 2000, respectively. These shares were not included in the diluted earnings per share calculation because the assumed exercise of such options would have been anti-dilutive.

(13) Quarterly Results of Operations (Unaudited)

        A summary of the unaudited quarterly results for 2002 and 2001 follows:

	Quarters Ended
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
Net sales	$132,924	$161,438	$154,644	$279,840
Gross profit	50,496	54,353	54,326	108,354
Operating income	10,758	10,450	11,167	53,344
Net income	4,670	4,499	3,932	30,980
Earnings Per Share—Diluted	$0.11	$0.11	$0.10	$0.75
	Quarters Ended
	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Net sales	$109,518	$148,277	$128,983	$255,620
Gross profit	41,157	46,052	42,653	90,833
Operating income	8,226	8,777	5,844	45,729
Net income	1,905	2,430	806	25,803
Earnings Per Share—Diluted	$0.05	$0.06	$0.02	$0.63

TUESDAY MORNING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share data)

(Unaudited)

	June 30, 2003	December 31, 2002
Current assets:
Cash and cash equivalents	$9,180	$31,929
Inventories	163,468	134,947
Prepaid expenses and other current assets	4,822	4,265
Deferred income taxes	2,934	2,934

Total current assets	180,404	174,075

Property and equipment, at cost	128,541	124,366
Less accumulated depreciation	(58,266)	(56,870)

Net property and equipment	70,275	67,496

Deferred financing costs	2,526	2,879
Other assets	1,014	844

Total Assets	$254,219	$245,294

Current liabilities:
Current portion — long-term debt	$—	$650
Accounts payable	62,631	59,075
Accrued liabilities	26,000	25,790
Income taxes payable	—	13,365

Total current liabilities	88,631	98,880

Revolving credit facility	10,000	—
Long-term debt, excluding current portion	69,000	72,574
Deferred income taxes	4,665	4,665

Total Liabilities	172,296	176,119

Commitments and contingencies:
Shareholders' equity:
Common stock, par value $.01 per share, authorized 100,000,000 shares; 40,462,755 shares issued and outstanding at June 30, 2003 and 40,224,323 shares at December 31, 2002	405	402
Additional paid-in capital	177,436	177,118
Accumulated deficit	(96,159)	(108,533)
Accumulated other comprehensive income	241	188

Total Shareholders' Equity	81,923	69,175

Total Liabilities and Shareholders' Equity	$254,219	$245,294

The accompanying notes are an integral part of these consolidated financial statements.

TUESDAY MORNING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net sales	$177,413	$161,438	$327,767	$294,362
Cost of sales	115,436	107,085	208,538	189,513

Gross profit	61,977	54,353	119,229	104,849
Selling, general and administrative expenses	49,719	43,903	94,914	83,633

Operating income	12,258	10,450	24,315	21,216
Other income (expense):
Interest income	28	56	57	185
Interest expense	(2,299)	(3,152)	(4,702)	(6,777)
Other income (expense)	237	78	456	411

	(2,034)	(3,018)	(4,189)	(6,181)

Income before income taxes	10,224	7,432	20,126	15,035
Income tax expense	3,932	2,933	7,751	5,858

Net income	$6,292	$4,499	$12,375	$9,177

Earnings Per Share
Net income per common share:
Basic	$0.16	$0.11	$0.31	$0.23
Diluted	$0.15	$0.11	$0.30	$0.22
Weighted average number of common shares:
Basic	40,399	40,017	40,337	39,916
Diluted	41,451	41,341	41,330	41,182

The accompanying notes are an integral part of these consolidated financial statements.

TUESDAY MORNING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2003	2002
Net cash flows from operating activities:
Net income	$12,375	$9,177
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	4,690	3,558
Amortization of financing fees	354	930
Other non-cash items	42	342
Change in operating assets and liabilities:
Inventories	(28,521)	(30,334)
Prepaid and other current assets	(48)	(207)
Other assets	(171)	(50)
Accounts payable	3,556	25,478
Accrued liabilities	209	1,572
Income taxes payable	(13,874)	(13,948)

Net cash used in operating activities	(21,388)	(3,482)

Net cash flows from investing activities:
Repayments of loans from officers	—	72
Capital expenditures.	(7,458)	(19,323)

Net cash used in investing activities	(7,458)	(19,251)

Net cash flows from financing activities:
Payment of debt and mortgages	(4,224)	(36,845)
Proceeds from revolving credit facility	10,000	—
Proceeds from Secondary Offering	—	2,312
Proceeds from exercise of common stock options and stock purchase plan purchases	321	251

Net cash provided by (used in) financing activities	6,097	(34,282)

Net decrease in cash and cash equivalents	(22,749)	(57,015)
Cash and cash equivalents, beginning of period	31,929	82,270

Cash and cash equivalents, end of period	$9,180	$25,255

The accompanying notes are an integral part of these consolidated financial statements.

TUESDAY MORNING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

(unaudited)

        1.     The consolidated interim financial statements included herein have been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. These financial statements include all adjustments, consisting only of those of a normal recurring nature, which, in the opinion of management, are necessary to present fairly the results of the interim periods presented and should be read in conjunction with the consolidated financial statements and notes thereto in our Form 10-K filing for the year ended December 31, 2002. Because of the seasonal nature of our business, the results of operations for the quarter are not indicative of the results to be expected for the entire year.

        2.     Comprehensive income is defined as net income plus the change in equity during a period from transactions and other events, excluding those resulting from investments by and distributions to stockholders. Total comprehensive income for the three-month period ended June 30, 2003 and 2002 was $6.4 million and $5.1 million, respectively and for the six month period ended June 30, 2003 and 2002 was $12.4 million and $9.5 million respectively.

        3.     Legal proceedings—During 2002 and 2001, we were named as a defendant in three complaints filed in the Superior Court of the State of California in and for the County of Los Angeles. The plaintiffs are seeking to certify a statewide class made up of some of our current and former employees, which they claim are owed compensation for overtime wages, penalties and interest. The plaintiffs are also seeking attorney's fees and costs. Additionally, we have received two other similar complaints filed in the states of Colorado and Alabama in 2003. We intend to vigorously defend all of these actions. We do not believe this or any other legal proceedings pending or threatened against us would have a material adverse effect on our financial condition or results of operations.

        4.     Earnings Per Common Share

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Basic earnings per share:
Net income	$6,292	$4,449	$12,375	$9,177

Net income per common share	$0.16	$0.11	$0.31	$0.23

Diluted earnings per share:
Net income	$6,292	$4,449	$12,375	$9,177

Dilutive effect of employee stock options	1,052	1,324	993	1,266
Weighted average number of common shares outstanding	40,399	40,017	40,337	39,916

Weighted average number of common shares and diluted effect of outstanding employee stock options	41,451	41,341	41,330	41,182

Net income per common share	$0.15	$0.11	$0.30	$0.22

        There were 22,000 anti-dilutive shares for the three month period ended June 30, 2003 and 100,000 anti-dilutive shares for the six month period ended June 30, 2003. There were no anti-dilutive shares outstanding at June 30, 2002.

        5.     Revolving Credit Facility—On September 27, 2002, we entered into a new senior credit agreement and terminated our previous senior credit facility and related revolver and Term A and B loans. This facility consists of a $135 million revolving credit facility that expires in March 2006 and may be extended to March 2007 at our request if approved by the revolving credit lenders. We incur commitment fees of up to 0.50% on the unused portion of the revolving credit facility. Any borrowings under the revolver incur interest at LIBOR or the prime rate, depending on the term of the borrowing, plus an applicable margin. These rates are increased or reduced as our leverage ratio changes.

        At June 30, 2003, we had $10.0 million outstanding under the revolving credit facility, all considered long-term, with availability of $76.5 million based on eligible inventory.

        6.     We account for our stock-based compensation plans utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB 25). Compensation expense is not recognized for fixed option plans because the exercise prices of employee stock options equal or exceed the market prices of the underlying stock on the dates of grant.

        The following table represents the effect on net income and earnings per share if we had applied the fair value based method and recognition provisions of Statement of Financial Accounting Standards (SFAS) NO. 123, "Accounting for Stock-Based Compensation," and our adoption on January 1, 2003 of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure". The pro forma effects of stock-based compensation on net income and net income per common share are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
	(in thousands, except per share data)
Net income as reported	$6,292	$4,449	$12,375	$9,177
Less: Stock-based employee compensation expense determined under the fair value method, net of related tax effects	790	431	1,054	629

Pro-forma net income	$5,502	$3,942	$11,321	$8,422

Net income per common share:
Basic as reported	$0.16	$0.11	$0.31	$0.23
Basic pro-forma	$0.14	$0.10	$0.28	$0.21
Diluted as reported	$0.15	$0.11	$0.30	$0.22
Diluted pro-forma	$0.14	$0.10	$0.28	$0.21

PROSPECTUS

10,100,000 Shares

Common Stock

We may offer and sell from time to time up to 100,000 shares of our common stock covered by this prospectus.

The selling stockholders named herein may offer and sell from time to time up to 10,000,000 shares of our common stock covered by this prospectus. Of the 10,000,000 shares to be offered and sold by the selling stockholders, 175,000 shares are issuable upon the exercise of stock options that we previously granted to some of the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of their shares. We will not receive any of the proceeds, but we will incur expenses in connection with the offering and receive the exercise price of the stock options in the event they are exercised.

Our registration of the shares of common stock covered by this prospectus does not mean that we or the selling stockholders will offer or sell any of the shares. We and the selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how we and the selling stockholders may sell the shares in the section entitled "Plan of Distribution" beginning on page 4.

Our common stock is traded on the Nasdaq National Market under the symbol TUES. On September 4, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $33.48 per share.

        Investing in our common stock involves risks. See "Risk Factors" on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September 4, 2003

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplements. We have not authorized anyone to provide you with different or additional information. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. The terms "Tuesday Morning," "we," "us," and "our" as used in this prospectus refer to Tuesday Morning Corporation and its subsidiaries. The phrase "this prospectus" refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

        Tuesday Morning® is a registered service mark of Tuesday Morning Corporation. All trademarks, tradenames and service names referred to in this prospectus or incorporated by reference into this prospectus are property of their respective owners.

i

OUR COMPANY

        We are a leading closeout retailer of upscale home furnishings, gifts and related items in the United States. We opened our first store in 1974 and, as of June 30, 2003, operate 543 stores in 43 states. Our stores operate during periodic "sales events," each of which lasts from three to five weeks. We close predominantly for the months of January and July, which are traditionally weak months for retailers, and during short intervals between sales events to stock merchandise for the next sales event. We purchase first quality, brand name merchandise at closeout and sell it at prices 50% to 80% below those generally charged by department stores and specialty and catalog retailers. We do not sell seconds, irregulars or factory rejects.

        Our principal executive offices are located at 6250 LBJ Freeway, Dallas, Texas 75240 and our telephone number at this location is (972) 387-3562. Our website is www.tuesdaymorning.com. Information on our website should not be construed to be part of this prospectus.

RISK FACTORS

        Investing in our common stock involves risks. You should carefully consider the risks, uncertainties and assumptions discussed under the caption "Risk Factors" included in Part I, Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2002, which are incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other documents we file with the Securities and Exchange Commission in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference in this prospectus include forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These statements may be found throughout this prospectus, as well as in the information incorporated by reference in this prospectus. Forward-looking statements typically are identified by the use of terms such as "may," "will," "should," "expect," "anticipate," "believe," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other "forward-looking" information based on currently available information. Information on risk factors, which is incorporated by reference in this prospectus, provides examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements.

        The forward-looking statements made in this prospectus or incorporated by reference in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

SELLING STOCKHOLDERS

        Beneficial Ownership:    The following table sets forth information with respect to the beneficial ownership of our common stock held, as of July 25, 2003, by the selling stockholders.

	Shares Beneficially Owned Prior to the Offering			Shares Offered Hereby	Shares Beneficially Owned After the Offering(1)
Name
	Number		Percentage	Number	Number	Percentage
Madison Dearborn Capital Partners II, L.P.(2)	21,213,526		52.5%	9,825,000	11,388,526	28.2%
Kathleen Mason	520,823	(3)	1.3	150,000	370,823	*
Michael J. Marchetti	70,484	(4)	*	25,000	45,484	*

*
Less than 1%

(1)
Assumes that each selling stockholder disposes of all the shares of common stock covered by this prospectus, and does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that each selling stockholder will sell all or any portion of the shares covered by this prospectus.

(2)
All of the shares reported are directly owned by Madison Dearborn Capital Partners II, L.P. ("MDCP II"). Madison Dearborn Partners II, L.P. ("MDP II") is the general partner of MDCP II and Madison Dearborn Partners, Inc. ("MDP Inc.") is the general partner of MDP II. MDP II and MDP Inc. may therefore be deemed to have shared voting and dispositive power with respect to all of the shares of our common stock owned by MDCP II.

(3)
Ms. Mason has been granted stock options to acquire an aggregate of 1,250,000 shares, of which 750,000 shares may be acquired at $10.00 per share and 500,000 may be acquired at $20.04 per share. All of the shares reported in the table above are shares issuable upon the exercise of stock options exercisable currently or within 60 days of July 25, 2003. These shares consist of 474,573 shares issuable upon the exercise of stock options with an exercise price of $10.00 per share and 46,250 shares issuable upon the exercise of stock options with an exercise price of $20.04 per share.

(4)
Mr. Marchetti has been granted stock options to acquire an aggregate of 185,000 shares, of which 100,000 shares may be acquired at $8.31 per share, 45,000 shares may be acquired at $16.42 per share and 40,000 may be acquired at $20.01 per share. All of the shares reported in the table above are shares issuable upon the exercise of stock options exercisable currently or within 60 days of July 25, 2003. These shares consist of 52,620 shares issuable upon the exercise of stock options with an exercise price of $8.3125 per share, 14,318 shares issuable upon the exercise of stock options with an exercise price of $16.92 per share and 3,546 shares issuable upon the exercise of stock options with an exercise price of $20.01 per share.

        Material Relationships:    In our December 1997 recapitalization, MDCP II acquired approximately 85.8% of our common stock outstanding immediately after the recapitalization (approximately 77.2% on a fully diluted basis), and shares of our junior redeemable preferred stock, having a liquidation value of approximately $80.8 million, for an aggregate purchase price of $85.4 million. In connection with our initial public offering in April 1999, we redeemed a portion of the junior redeemable preferred stock held by MDCP II, and the remaining shares were converted into our common stock. We entered into a stockholders agreement with MDCP II and some of the members of our management in connection with our December 1997 recapitalization. The stockholders agreement currently provides for, among other things, our right to repurchase certain shares of common stock and options held by members of the management group who are party to the stockholders agreement upon termination of their employment for cause, certain "demand" registration rights in favor of MDCP II, by which MDCP II may cause us to register all or part of the common stock held by it under the Securities Act at our expense, and certain "piggyback" registration rights in favor of MDCP II and members of the management group who are party to the stockholders agreement.

        In April 2002, we registered shares of common stock on behalf of MDCP II pursuant to the exercise of its demand registration rights under the stockholders agreement, and agreed to pay the expenses incurred by MDCP II in connection with the offering other than underwriting discounts and commissions and agreed to indemnify MDCP II against certain liabilities under the Securities Act. We have registered the shares covered by this prospectus pursuant to MDCP II's exercise of the second of its three demand registrations under the stockholders agreement.

        Ms. Mason is our President and Chief Executive Officer and a Director. Mr. Marchetti is our Executive Vice President and Chief Operating Officer. For information about the compensation of Ms. Mason and Mr. Marchetti, please refer to our reports and statements, incorporated by reference in this prospectus, that we file from time to time with the SEC.

USE OF PROCEEDS

        We may issue and sell up to 100,000 shares of common stock in addition to the shares of common stock to be sold by the selling stockholders. Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from the sale of up to 100,000 shares to pay the expenses of the offering contemplated by this prospectus and to use any net proceeds available after paying the expenses of the offering for general corporate purposes.

        All of the shares of common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their respective accounts. We will not receive any of the proceeds from these sales. We will, however, receive the exercise price of the stock options exercisable for the shares offered by some of the selling stockholders pursuant to this prospectus in the event such stock options are exercised. We intend to use any proceeds from such exercises for general corporate purposes.

PLAN OF DISTRIBUTION

The Company

        We may sell up to 100,000 shares of our common stock directly to our stockholders, directly to one or more purchasers, through agents, to or through one or more dealers, to or through underwriters or through a combination of any such methods of sale.

        We may sell the shares from time to time in one or more transactions, including with the selling stockholders in underwritten transactions, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by us and, at the time of determination, may be higher or lower than the market price of our common stock on the Nasdaq National Market or any other exchange or market.

        Offers to purchase the shares being offered hereby may be solicited directly by us or by agents designated by us from time to time. Any such agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of such shares will be named, and any commissions payable by us to such agent will be set forth, in an applicable prospectus supplement.

        If a dealer is used in the sale of the shares, we will sell the shares to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell the shares to the public at varying prices to be determined by the dealer at the time of resale.

        If underwriters are used in any sale, we will execute an underwriting agreement with the underwriters at the time of sale to them and the names of the underwriters will be set forth in an applicable prospectus supplement, which will be used by the underwriters to make resales of the securities to the public. In connection with the sale of the shares, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the shares for whom they may act as agents. Underwriters may also sell the shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commission from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of shares, and any discounts, concessions or commission allowed by underwriters to participating dealers, may be deemed to be underwriting commissions under the Securities Act and will be set forth in an applicable prospectus supplement.

        If so indicated in an applicable prospectus supplement, we will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase the shares offered hereby pursuant to contracts providing for payment and delivery on a future date or dates set forth in an applicable prospectus supplement. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchasers under any such contract will not be subject to any conditions except that (a) the purchase of such shares shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if the shares are also being sold to underwriters, we shall have sold to such underwriters the shares offered hereby which are not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts. An applicable prospectus supplement relating to such contracts will set forth the price to be paid for the shares pursuant to such contracts, the commission payable for solicitation of such contracts and the date or dates in the future for delivery of the shares pursuant to such contracts.

        We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of shares against certain liabilities, including liabilities under the Securities Act.

Selling Stockholders

        We are registering 10,000,000 shares of our common stock for possible sale by the selling stockholders. As used in this prospectus, "selling stockholders" includes the selling stockholders named in the table above and donees, pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

        The selling stockholders may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more of, or a combination of, the following transactions:

  •
  on the Nasdaq National Market, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

  •
  in privately negotiated transactions;

  •
  in underwritten transactions;

  •
  in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

  •
  in ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise.

        The selling stockholders may sell the shares at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the Nasdaq National Market or any other exchange or market.

        The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

        The selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act. Under the stockholders agreement, we have agreed to indemnify MDCP II against certain liabilities related to the sale of the common stock, including liabilities arising under the Securities Act. Under the stockholders agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock; however, MDCP II will pay any brokerage commissions, discounts or other similar expenses relating to the sale of the shares of common stock. We may enter into similar agreements with the other selling stockholders named herein.

        The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. Upon our notification by a selling stockholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, secondary distribution or a purchase by an underwriter or broker-dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

  •
  the number of shares being offered;

  •
  the terms of the offering;

  •
  the names of the participating underwriters, broker-dealers or agents;

  •
  any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

  •
  the public offering price; and

  •
  other material terms of the offering.

        In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee, other successor-in-interest or other receiving shares in a non-sale related transfer intends to sell more than 500 shares, we will promptly file a supplement to this prospectus to name specifically such person as a selling stockholder.

        The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

        To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

LEGAL MATTERS

        The validity of the shares of common stock offered pursuant to this prospectus will be passed upon by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a partnership that is an investor in Madison Dearborn Capital Partners II, L.P. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Madison Dearborn Partners, Inc. and certain of its affiliates in connection with certain legal matters.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements for the year ended December 31, 2002 are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        Arthur Andersen LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for each of the two years in the period ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements for each of the two years in the period ended December 31, 2001 are incorporated by reference in reliance on Arthur Andersen LLP's report, given on their authority as experts in accounting and auditing.

        On May 14, 2002, we announced that we had appointed Ernst & Young LLP to replace Arthur Andersen LLP as our independent auditors. After reasonable efforts, we have been unable to obtain Arthur Andersen LLP's written consent to the inclusion of our consolidated financial statements audited by Arthur Andersen LLP into the registration statement of which this prospectus is a part. Accordingly, we have omitted Arthur Andersen LLP's consent in reliance upon Rule 437a of the Securities Act. Since Arthur Andersen LLP has not consented to the inclusion of our consolidated financial statements audited by Arthur Andersen LLP into the registration statement of which this prospectus is a part, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in our consolidated financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

        Filings:    We are currently subject to the information requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For further information concerning the SEC's Public Reference Room, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC's Internet address at http://www.sec.gov.

        Registration Statement:    We have filed with the SEC a registration statement on Form S-3, including all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement.

        Incorporation by Reference:    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information about us and our financial condition by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below (other than Current Reports on Form 8-K furnished pursuant to Item 9 or Item 12 of Form 8-K):

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003; and

  •
  the description of our capital stock contained in our Registration Statement on Form 8-A/A filed with the SEC on April 22, 1999, including any amendment or report filed for the purpose of updating that description.

        We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K furnished pursuant to Item 9 or Item 12 of Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus from the date the document is filed and will supplement or amend the information contained in this prospectus.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus, other than exhibits to such other documents (unless such exhibits are specifically incorporated by reference therein). We will furnish any exhibit upon the payment of a specified reasonable fee, which fee will be limited to our reasonable expenses in furnishing such exhibit. Requests for such copies should be directed to Loren K. Jensen, Tuesday Morning Corporation, 6250 LBJ Freeway, Dallas, Texas 75240, (972) 387-3562.

6,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT
October 20, 2003

Joint Book-Running Managers

LEHMAN BROTHERS
CREDIT SUISSE FIRST BOSTON

BEAR, STEARNS &CO. INC.
U.S. BANCORP PIPER JAFFRAY
WACHOVIA SECURITIES

SG COWEN
FIRST ALBANY CORPORATION

QuickLinks

PROSPECTUS
ABOUT THIS PROSPECTUS SUPPLEMENT
SUMMARY
Our Company
The Offering
Summary Consolidated Financial and Operating Data (In thousands, except per share and operating data)
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Common Stock
FORWARD-LOOKING STATEMENTS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA (In thousands, except per share and operating data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Expected Maturity (at December 31, 2002) (U.S. dollar equivalent in thousands)
Expected Maturity (In thousands)
BUSINESS
MANAGEMENT
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
TUESDAY MORNING CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousands, except for share data)
TUESDAY MORNING CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)
Consolidated Statements of Shareholders' Equity (Deficit)
Consolidated Statements of Cash Flows
TUESDAY MORNING CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (All dollar amounts in thousands, except for per share amounts)
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ABOUT THIS PROSPECTUS
OUR COMPANY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SELLING STOCKHOLDERS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION